Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 audited Consolidated Financial Statements and the Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Please refer to Note 22 to the audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This discussion, the audited Consolidated Financial Statements and the Notes thereto have been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1100, “Generally Accepted Accounting Principles” and Emerging Issues Committee (“EIC”) Abstract 142, “Revenue Arrangements with Multiple Deliverables” and EIC Abstract 141, “Revenue Recognition”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to property, plant and equipment (“PP&E”) from operating activities to additions to PP&E under investing activities. For a more complete discussion, see the section entitled “New Accounting Standards - GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue and expense items, which are detailed in the section entitled “New Accounting Standards - Revenue Recognition”. The effect of our cross-currency interest rate exchange agreements have been reclassified and are no longer included in long-term debt. This MD&A is current as of March 7, 2005. This MD&A of Rogers Cable Inc.’s 2004 results of operations is organized into four sections.

OVERVIEW		FINANCING AND RISK MANAGEMENT		ACCOUNTING POLICIES AND NON- GAAP MEASURES		ADDITIONAL FINANCIAL INFORMATION
3	Our Business	21	Liquidity and Capital Resources	36	Key Performance Indicators and Non-GAAP Measures	48	Five-Year Financial Summary
5	Our Strategy	23	Interest Rates and Foreign Exchange Management	38	Critical Accounting Policies and Estimates	49	Summary of Quarterly Results
5	Seasonality	25	Outstanding Share Data	40	New Accounting Standards	50	2004 Quarterly Summary
6	Recent Cable Industry Trends	25	Dividends and Distributions	43	U.S. GAAP Differences	51	2003 Quarterly Summary
6	Operating and Financial Results	26	Government Regulation and Regulatory Developments	44	Intercompany and Related Party Transactions	52	Supplemental Information: Non-GAAP Calculations
		29	Risks and Uncertainties
		35	Commitments and Other Contractual Obligations
		35	Off-Balance Sheet Arrangements

Rogers Cable 2004 MD&A

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Risks and Uncertainties” below.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2	Rogers Cable 2004 MD&A

Overview

Our Business

We are Canada’s largest cable television company, serving approximately 2.25 million basic subscribers at December 31, 2004, representing approximately 29% of basic cable subscribers in Canada. At December 31, 2004, we provided digital cable services to approximately 675,400 households and Internet service to approximately 936,600 subscribers.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Ontario cable systems, which comprise approximately 89% of our approximately 2.25 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of our subscribers.

We are a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is a diversified Canadian communications and media company.

Our Products and Services

Through our technologically advanced broadband networks, we offer a diverse range of services including analog and digital cable and residential and commercial Internet services.

At December 31, 2004, more than 93% of our cable network has been upgraded to transmit 750 MHz of bandwidth and approximately 85% of our cable network has been upgraded to transmit 860 MHz of bandwidth. More than 96% of our cable network is capable of transmitting 550 MHz of bandwidth or greater. With approximately 99% of our network offering digital cable services, we have a highly-competitive offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorder (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming.

Our Internet services are available to over 96% of homes passed by our network. We offer up to four distinct tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem settings. We also offer a wide range of data and Internet products to business customers.

We offer multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from among a range of cable, Internet and Rogers Wireless Inc. (“Rogers Wireless”) products and services, subject to, in some cases, minimum purchase and term commitments.

We also offer digital videodisc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 294 Rogers Video stores at December 31, 2004. Many of these stores provide customers with the additional ability to acquire cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless bills and to pick up or return Rogers digital cable and Internet equipment.

Our Distribution Network

In addition to the Rogers Video stores, as described above, we market our services through an extensive network of retail locations across our network footprint, including the Rogers Wireless independent dealer network, Rogers Wireless stores and kiosks, and major retail chains such as RadioShack, Future Shop and Best Buy. We also offer products and services and customer service on our e-business Website, www.rogers.com.

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Our Cable Networks

Our cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow our multiple Ontario and New Brunswick cable systems to function as a single cable network. Our remaining subscribers in Newfoundland and Labrador and New Brunswick are served by local head-ends. Our two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

Our technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that we serve, are connected together by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Approximately 90% of the homes passed by our network are fed from primary hubs, or head-ends, which each serve on average 100,000 home areas. The remaining approximately 10% of the homes passed by our network are in smaller and more rural systems mostly in New Brunswick and Newfoundland which are, on average, served by smaller primary hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. We believe co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.

Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MegaHertz (“MHz”) or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. We believe the upstream bandwidth is sufficient to support multiple cable modem systems and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

At December 31, 2004, more than 93% of our cable network has been upgraded to transmit 750 MHz of bandwidth and approximately 85% of our cable network has been upgraded to transmit 860 MHz of bandwidth. Some smaller cable systems in predominantly rural areas continue to use more traditional two-way cable architectures with 2,000 subscribers per node and 600 MHz bandwidth. We also operate some very small one-way cable systems in remote areas of our cable licenses with a capacity below 600 MHz. Overall, at December 31, 2004, 96% of our total cable plant was two-way addressable and able to offer high-speed Internet service, 99% of the homes passed in our service areas were able to receive digital cable services and approximately 85% of the homes passed in our service areas had VOD available.

We believe that the 750/860 MHz FTTF architecture provides us with sufficient bandwidth for foreseeable growth in television, data and future services, a high quality picture, advanced two-way capability and increased reliability. In addition, our clustered network of cable systems served by regional head-ends facilitates our ability to rapidly introduce new services to subscribers with a lower capital cost. In new construction projects in major urban areas, we are now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides for improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.

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Our Voice-Over-Cable Telephony Initiative

We are deploying an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. The completion of the network and launch of these services, scheduled to occur no earlier than mid-2005, is dependent upon a successful technical trial and implementation. This investment plan includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. As originally disclosed in February 2004, we anticipate that we will initially invest approximately $200 million in fixed costs to enable the launch of the service. Approximately $106 million of the initial investment occurred in 2004. Once this initial platform is deployed, additional variable additions to PP&E associated with adding each voice-over-cable telephony service customer, which includes uninterruptible back-up powering at the home, are expected to be in the range of $300 to $340 per subscriber addition.

Our Strategy

We seek to maximize our revenue, operating income, and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, PPV, VOD, SVOD, PVR and HDTV. The key elements of our strategy are as follows:

•	clustering of cable systems in and around metropolitan areas;

•	offering a wide selection of products and services;

•	maintaining technologically advanced cable networks;

•	continuing to focus on increased quality and reliability of service;

•
leveraging our relationships within the Rogers group of companies, which includes Rogers Wireless and Rogers Media Inc. (“Rogers Media”) (collectively, “Rogers”), to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;

•	continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	deploying advanced IP capabilities to provide high quality digital primary line voice-over-cable telephony service.

Seasonality

Our subscriber additions and disconnections are subject to modest seasonal fluctuations which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations. These fluctuations generally have a minimal impact on our financial results.

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Recent Cable Industry Trends

Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet and digital cable services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, SVOD, and PPV services; expanded analog and digital services, pay television packages, PVR, HDTV programming and multiple tiers of Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems. See the section entitled “Government Regulation and Regulatory Developments - Competition” below for a discussion of these various competitive forces.

Development of Cable Telephony Offerings

Many of the larger cable system operators, or Multiple System Operators (“MSOs”), in North America have deployed or announced the pending deployment of local telephony service offerings over all or portions of their cable systems. The MSOs utilize either traditional circuit switched technologies or newer soft switch-based voice over IP (“VoIP”) technologies to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard PacketCable certified components, enables an MSO to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service. This is the same approach being deployed by us as discussed above.

Operating and Financial Results

We measure the success of our strategies using a number of key performance indicators, which are outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Our significant accounting policies are contained in Note 2 to the audited Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, that we believe are especially critical are outlined in the section below entitled “Critical Accounting Policies and Estimates”.

For purposes of this discussion, revenue has been classified according to the following categories:

•	core cable, which includes revenue derived from:

• analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•
digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD and revenue earned on the sale and rental of set-top terminals;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

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•
Rogers Video, which includes the sale and rental of DVDs, videocassettes and video games and the sale of confectionary, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Internet service has essentially become another service that leverages the cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with our expanded bundling of cable television and Internet services, increasingly led to allocations of bundled revenues and network and operating costs between our core cable and Internet operations. As such, commencing January 1, 2003, reporting of the core cable and Internet segments of the cable segment were combined. We continue to provide separate statistical information on our Internet subscribers as we do for the digital cable subscriber subset of our core cable operations. In addition, we are continuing to report Internet revenues separate from those of core cable.

Operating expenses are segregated into four categories for assessing business performance:

•	cost of Rogers Video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of DVDs, videocassettes and game rental assets;

•
sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:

	•	the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;

	•	Internet interconnectivity and usage charges and the cost of operating our Internet service;

	•	technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities such as installations and repair;

	•	customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

	•	community television expenses, which consist of the costs to operate a series of local community-based television stations in the communities served by our cable services;

	•	other general and administrative expenses; and

	•	expenses related to the national management of the Rogers Video stores; and

•	management fees paid to RCI.

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Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Summarized Consolidated Financial Results

	Year Ended December 31,
(In millions of dollars, except per share amounts)	2004	2003	% Chg
Operating revenue (1)
Core cable	$1,253.1	$1,186.4	5.6
Internet	378.9	322.3	17.6
Total cable revenue	1,632.0	1,508.7	8.2
Video stores	317.0	282.6	12.2
Intercompany eliminations	(3.3)	(3.2)	3.1
Total operating revenue	1,945.7	1,788.1	8.8
Operating expenses (1)
Cost of Video Stores sales	145.9	129.9	12.3
Sales and marketing expenses	248.7	205.1	21.3
Operating, general and administrative expenses	845.7	792.8	6.7
Management fees	38.9	35.4	9.9
Intercompany eliminations	(3.3)	(3.2)	3.1
Total operating expense	1,275.9	1,160.0	10.0
Operating profit (2)
Cable	680.5	639.8	6.4
Video stores	28.2	23.7	19.0
Management fees	(38.9)	(35.4)	9.9
Total operating profit	669.8	628.1	6.6
Depreciation and amortization	486.0	482.0	0.8
Operating income	183.8	146.1	25.8
Interest expense	(247.9)	(240.7)	3.0
Foreign exchange gain (loss)	(41.1)	49.3	-
Loss on repayment of long-term debt	(18.0)	(5.9)	-
Writedown of investments	(0.5)	-	-
Change in the fair value of derivative instruments	34.6	-	-
Investment and other income (expense)	(0.5)	3.9	-
Income tax expense	(1.2)	(7.5)	-
Loss for the year	$(90.8)	$(54.8)	-
Loss per share, basic and diluted	$(0.42)	$(0.27)	-
Total assets	$3,861.9	$3,727.2	3.6
Total liabilities	$4,008.1	$3,056.5	31.1
Additions to PP&E (3)	$587.9	$509.6	15.4
Operating profit margin: (2)
Cable	41.7%	42.4%
Video stores	8.9%	8.4%
Total	34.4%	35.1%

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section and “Supplementary Non-GAAP Calculations” section. Operating profit margin is calculated by dividing operating profit by revenue.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

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Operating Highlights For the Year Ended December 31, 2004

•
We had growth in revenue generating units (“RGUs”), as defined (see the “Key Performance and Non-GAAP Measures - Subscriber Counts” section), of 284,200 during 2004, driven by 158,800 net new Internet subscribers and 140,200 net new digital cable households, offset modestly by a net loss of 14,800 basic cable subscribers.

•
In February 2004 we, together with RCI, announced a plan for the deployment of an advanced broadband IP multimedia network to support voice-over-cable telephony and other new voice and data service across our cable service areas, with initial service availability now expected no earlier than mid-2005.

•
We launched Rogers Yahoo! Hi-Speed Internet services and completed the transition of our entire residential Internet customer base to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•
We launched “Rogers Yahoo! Hi-Speed Internet Extreme” service with a 5 Megabits per second (“Mbps”) modem setting, and we further expanded our suite of Internet access products with the launch of Rogers Yahoo! Hi-Speed Internet Ultra-Lite service.

•
We added to our rich “Rogers on Demand” suite of products with the addition of additional High Definition channels, the introduction of “The Movie Network OnDemand”, an SVOD service, and also launched a High Definition version of our successful PVR product.

•
We began offering customers in Ontario an all-digital channel line-up with all analog channels now fully digitized to offer picture and sound in digital format to customers who have a Rogers Digital Cable terminal or PVR. With the all digital line-up, these customers are able to experience our extensive programming offering in 100% digital format, while at the same time retaining the ability to watch the analog channels on any cable outlet in the house without the need for extra digital boxes.

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Cable Revenue and Subscribers

	Year Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2004	2003	% Chg
Homes passed	3,291.1	3,215.4	2.4
Customer relationships (1)	2,355.9	2,339.3	0.7
Customer relationships, net additions (1)	16.6	19.7	(15.7)
Revenue generating units (1)	3,866.7	3,582.5	7.9
Revenue generating units, net additions (1)	284.2	282.1	0.7
Basic cable subscribers	2,254.6	2,269.4	(0.7)
Basic cable, net additions (losses)	(14.8)	(0.9)	-
Core cable ARPU (2)	$46.29	$43.69	6.0
Internet subscribers (3)	936.6	777.8	20.4
Internet, net additions (3)	158.8	149.3	6.4
Internet ARPU (2)	$37.25	$38.14	(2.3)
Digital terminals in service	795.7	613.6	29.7
Digital terminals, net additions	182.1	157.5	15.6
Digital households	675.4	535.3	26.2
Digital households, net additions	140.1	133.8	4.7

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section.
(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section.
(3)
Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically we had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.

Core Cable Revenue

Core cable revenue, which accounted for 64.4% of total revenues in 2004, totalled $1,253.1 million, a $66.7 million or 5.6% increase over 2003. Analog cable service increased year-over-year by $33.3 million due to price increases in August 2003 and July 2004, with the remaining $33.4 million increase primarily attributable to increased penetration of our incremental digital only cable services such as VOD, premium pay, specialty channels and ethnic programming.

The increase in core cable ARPU to $46.29 from $43.69 reflects the growing penetration of our digital products, our continued up-selling of customers into incremental programming packages and pricing changes, in July 2004 and August 2003.

The popularity of our bundled offerings and our Rogers VIP customer loyalty program has continued. We estimate that approximately 1.1 million customers now subscribe to two or more cable, Internet and Rogers Wireless services and we expect this trend to continue as we continue to develop and advertise unique product bundles. During the fourth quarter of 2004, we introduced a flexible new approach to bundling, the Rogers Better Choice Bundles, that replaced the Rogers Incredible Bundles which had been introduced in May 2002.

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Internet Revenue

The growth of $56.6 million, or 17.6%, in Internet revenue primarily reflects the 20.4% increase in the number of Internet subscribers. Average monthly revenue per Internet subscriber for 2004 was $37.25, a decrease from $38.14 in 2003, due to increased promotional activity as well as an increase in the proportion of subscribers to our lower priced entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 158,800, resulting in 28.5% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The $34.4 million, or 12.2%, increase in Rogers Video stores revenue reflects the combination of a 7.2% increase in same store revenues and an increase in the number of stores at December 31, 2004 to 294 compared to 279 at December 31, 2003. “Same stores” are stores that were open for a full year in both 2004 and 2003. The strong Rogers Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the year and higher average revenue per customer visit. At the end of 2004, many of the Rogers Video stores were integrated stores that offered access to a wide variety of cable, Internet and Rogers Wireless products and services, in addition to the core DVD and video rental and sales offerings.

Cable and Video Stores Operating Expenses

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Cable operating expenses: (1)
Sales and marketing expenses	$123.3	$89.3	38.1
Operating, general and administrative expenses	828.1	779.6	6.2
Total Cable operating expenses	951.4	868.9	9.5
Video stores operating expenses
Cost of sales	145.9	129.9	12.3
Sales and marketing expenses	125.4	115.8	8.3
Operating, general and administrative expenses	17.6	13.2	33.3
Total Video stores operating expenses	288.9	258.9	11.6
Management fees	38.9	35.4	9.9
Intercompany eliminations	(3.3)	(3.2)	3.1
Operating expenses	$1,275.9	$1,160.0	10.0

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

Our cable sales and marketing expenses increased by $34.0 million, or 38.1%, in 2004 compared to 2003. The increase reflects the launch of and transition to our new Rogers Yahoo! Hi-Speed Internet offering across our entire residential Internet subscriber base which was supported with a significant marketing campaign. In addition, we significantly increased the level of spending on market awareness of our unique digital cable offerings and on-demand capabilities versus satellite, as well as an increased sales and distribution presence in retail locations.

The $48.5 million, or 6.2%, increase in cable operating, general and administrative expenses in 2004 compared to 2003 primarily relates to increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals; increased costs directly related to servicing a growing base of Internet subscribers; increased pension expense; and the impact of expensing stock options, which began in 2004.

11	Rogers Cable 2004 MD&A

The $16.0 million increase in cost of sales at the Rogers Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 279 stores at December 31, 2003 to 294 stores at December 31, 2004, was the primary driver of the increase in Rogers Video store sales and marketing expenses, which includes the cost of operating the stores. The $4.3 million increase in operating, general and administrative expenses for Rogers Video stores reflects increases in costs related to functions such as human resources and administration.

Operating Profit

The 6.4% growth in total cable operating profit reflects the 8.2% revenue growth being more than offset by the 9.5% increase in total cable operating expenses. The 19.0% increase in operating profit at the Rogers Video stores was due to increased same store revenues, operating efficiencies and improved margins on the rental and sale of products.

The revenue and expense changes described above resulted in the cable operating margin for 2004 declining to 41.7%, compared to 42.4% in 2003. This compression of our core cable operating margin resulted from our increase in sales and marketing expense as we supported the launch of a large array of new Internet and digital services as described above, the expensing of stock options and increased pension expense. Rogers Video operating margins increased to 8.9% in 2004 from 8.4% in the corresponding period of the prior year, as described above.

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 21 to our audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Operating profit (1)	$669.8	$628.1	6.6
Depreciation and amortization	(486.0)	(482.0)	0.8
Operating income	183.8	146.1	25.8
Interest expense	(247.9)	(240.7)	3.0
Foreign exchange gain (loss)	(41.1)	49.3	-
Change in the fair value of derivative instruments	34.6	-	-
Dividend income	-	4.5	-
Loss on repayment of long-term debt	(18.0)	(5.9)	-
Writedown of investments	(0.5)	-	-
Other expense	(0.5)	(0.6)	(16.7)
Income tax expense	(1.2)	(7.5)	-
Loss for the year	$(90.8)	$(54.8)	-

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.

The significant changes in the items listed above are described more fully below.

Depreciation and Amortization Expense

The $4.1 million increase in depreciation and amortization expense in 2004 reflects the increased additions to PP&E and the resulting higher PP&E asset levels over the past several years.

12	Rogers Cable 2004 MD&A

Operating Income

Operating income for 2004 increased to $183.8 million, an increase of $37.7 million, or 25.8%, from the $146.1 million earned in 2003. The items to reconcile operating income to the loss for the year are described below.

Interest Expense

Interest expense in 2004, was relatively unchanged as compared with 2003 since the impact of modestly higher debt during most of 2004 was offset by lower interest rates on the fixed rate portion of the debt due to debt re-financing in 2004. See the section entitled “Liquidity and Capital Resources - Financing”.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $49.3 million in 2003 arose primarily from the strengthening of the Canadian dollar (by $0.2872) as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated long-term debt. In 2004, despite the continuing strength in the Canadian dollar on a year-over-year basis, we recorded a foreign exchange loss of $41.1 million arising primarily from the change in accounting policy for derivative instruments. We discontinued the treatment of cross-currency interest rate exchange agreements as hedges for the 6 month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, we designated, for accounting purposes, the majority of our cross-currency interest rate exchange agreements as hedges of our U.S. dollar-denominated long-term debt, thereby mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See “Change in Fair Value of Derivative Instruments” below.

Change in the Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with CICA Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period recorded in or charged against income as appropriate.

For 2004, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $34.6 million.

Loss on Repayment of Long-Term Debt

In February 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% senior secured second priority debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

Additions to PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E

13	Rogers Cable 2004 MD&A

between different cable companies. Under these industry definitions, our core cable additions to PP&E are classified into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our voice-over-cable telephony initiative;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Year Ended December 31,
	2004	2003	% Chg
(In millions of dollars)
Customer premises equipment	$204.0	$181.6	12.3
Scaleable infrastructure	188.0	80.1	134.7
Line extensions	53.7	49.4	8.7
Upgrade and rebuild	40.8	114.4	(64.3)
Support capital	87.1	71.0	22.7
Additions to Core Cable PP&E	573.6	496.5	15.5
Additions to Rogers Video stores PP&E	14.3	13.1	9.2
Additions to Rogers Cable PP&E	$587.9	$509.6	15.4

The 15.4% year-over-year increase in our additions to PP&E was primarily attributable to spending on scaleable infrastructure which increased by $107.9 million, of which $93.4 million was related to spending on our voice-over-cable telephony initiative; an increase in customer premises equipment of $22.4 million related to growth in the number of digital terminals purchased and an increase within that mix towards higher priced PVR and HDTV digital terminals; and an increase in support capital of $16.1 million, a portion of which relates to our voice-over-cable telephony initiative. These increases were offset by reduced spending on upgrades and rebuild of $73.6 million. In total, approximately $106.1 million was spent during 2004 on our voice-over-cable telephony initiative.

14	Rogers Cable 2004 MD&A

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Summarized Consolidated Financial Results

	Year Ended December 31,
	2003	2002	% Chg
	(In millions of dollars,
	except per share data)
Operating revenue (1)
Core cable	$1,186.4	$1,113.9	6.5
Internet services	322.3	242.6	32.9
Total cable revenue	1,508.7	1,356.5	11.2
Video stores	282.6	263.0	7.5
Intercompany eliminations	(3.2)	(4.9)	(34.7)
Total operating revenue	1,788.1	1,614.6	10.7
Operating expenses (1)
Cost of video stores sales	$129.9	$121.3	7.1
Sales and marketing expenses	205.1	192.1	6.8
Operating, general and administrative expenses	792.8	742.7	6.7
Management fees	35.4	31.7	11.7
Intercompany eliminations	(3.2)	(4.9)	(34.7)
Total operating expenses	1,160.0	1,082.9	7.1
Operating profit (2)
Cable	639.8	541.9	18.1
Video stores	23.7	21.5	10.2
Management fees	(35.4)	(31.7)	11.7
Total operating profit (1)	628.1	531.7	18.1
Workforce reduction costs	-	5.9	-
Depreciation and amortization	482.0	484.2	(0.5)
Operating income	146.1	41.6	-
Interest expense	(240.7)	(213.3)	12.8
Foreign exchange gain (loss)	49.3	(3.1)	-
Loss on repayment of long-term debt	(5.9)	(20.9)	-
Writedown of investments	-	(11.1)	-
Change in fair value of derivative instruments	-	-	-
Investment and other income (expense)	3.9	1.6	-
Income tax reduction (expense)	(7.5)	146.4	-
Loss for the year	$(54.8)	$(58.8)	(6.8)
Loss per share, basic and diluted	$(0.27)	$(0.29)	6.9
Total assets	$3,727.2	$3,813.7	(2.3)
Total liabilities	$3,056.5	$2,911.6	5.0
Additions to PP&E (3)	$509.6	$650.9	(21.7)
Cable profit margin: (1)(2)
Cable	42.4%	40.0%
Video stores	8.4%	8.2%
Total	35.1%	32.9%

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section and “Supplementary Non-GAAP Calculations” section. Operating profit margin is calculated by dividing operating profit by revenue.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

15	Rogers Cable 2004 MD&A

Operating Highlights for the Year Ended December 31, 2003

•	Internet subscriber base increased by 23.8%, or 149,300 net new subscribers, and digital cable subscriber base increased by 33.3%, or 133,800 net new subscribers during the 2003 year.

•
The network rebuild project progressed further, increasing to 96% of our homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the cable plant capable of transmitting 750 MHz of bandwidth or greater.

•
We continued to expand the availability of our VOD service, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD contract agreements with various production studios to bring the total number of available titles to over 1,000.

•	We increased the throughput of our Internet service up to 3 Mbps, introduced our first PVR and launched nine new HDTV channels.

Cable Revenue and Subscribers

	Year Ended December 31,
	2003	2002	% Chg
	(Subscriber statistics in
	thousands except ARPU)
Homes passed (1)	3,215.4	3,103.2	3.6
Customer relationships (2)	2,339.3	2,319.6	0.8
Customer relationships, net additions (2)	19.7	4.0	-
Revenue generating units (2)	3,582.5	3,300.4	8.5
Revenue generating units, net additions (2)	282.1	277.2	1.8
Basic cable subscribers	2,269.4	2,270.4	-
Basic cable, net additions (losses)	(1.0)	(16.0)	93.8
Core cable ARPU (3)	$43.69	$40.96	6.7
Internet subscribers (4)	777.8	628.5	23.8
Internet, net additions (4)	149.3	163.8	(8.9)
Internet ARPU (3)	$38.14	$38.85	(1.8)
Digital terminals in service	613.6	456.2	34.5
Digital terminals, net additions	157.4	142.1	10.8
Digital households	535.3	401.5	33.3
Digital households, net additions	133.8	129.4	3.4

(1)
Homes passed for 2003 include adjustments based on a periodic audit process to reflect, among other things, new homes constructed. An additional 32,000 homes, representing 28.7% of the increase, were identified in 2003.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section.
(4)
Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically we had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.

Core Cable Revenue

Core cable revenue, which accounted for 66.3% of total revenues in 2003, totalled $1,186.4 million, a $72.5 million, or 6.5%, increase over 2002. Analog service increased year-over-year by $32.2 million due to price increases in August 2003, offset partially by lower installation revenues. The remaining $40.3 million increase is primarily attributable to

16	Rogers Cable 2004 MD&A

increased revenues related to the growing number of subscriptions to digital services and the rental of digital set-top terminal equipment.

Core cable average monthly revenue per subscriber was $43.69 in 2003, an increase from $40.96 in 2002. We ended the 2003 year with 613,600 digital terminals in 535,300 households, increases of 34.5% and 33.3% over the prior year, respectively. At December 31, 2003, the penetration of digital households as a percentage of basic households was 23.6%, up from the December 31, 2002 penetration of 17.7%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued healthy sales of a suite of bundled offers combining analog cable, digital cable and Internet that were launched during 2002. As of December 31, 2003, approximately 162,400 bundles had been sold, up significantly from the over 84,000 bundles that had been sold at the end of 2002. Late in 2003, we and Rogers Wireless jointly introduced Rogers’ first combined bundles, which included both cable and Rogers Wireless products.

In our analog cable service, we offer three expanded analog channel groupings called tiers in addition to our basic cable offering. At December 31, 2003, 81.2% of basic cable service customers also subscribed to one or more tier services, compared to 81.9% at December 31, 2002. We ended the 2003 year with approximately 661,600 Rogers VIP customers.

Internet Revenue

Internet revenue for 2003 was $322.3 million, representing growth of $79.7 million, or 32.9%, from 2002, and reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2003 was $38.14, a decrease from $38.85 for 2002, reflecting continued strong sales of the Internet product offering and sales of the higher priced business Internet offering, offset by customer additions to our lower priced Internet Lite product introduced during 2002. Year-over-year, the Internet subscriber base has grown by 149,300, or 23.8%, resulting in 34.3% Internet penetration of basic cable households, or 24.2% Internet penetration as a percentage of cable homes passed.

Video Stores Revenue

Rogers Video revenue grew by $19.6 million, or 7.5%, to $282.6 million for 2003 driven by a combination of the opening of 7 stores and a 4.4% increase in same store revenues. “Same stores” are stores that were open for a full year in both 2003 and 2002. At the end of 2003, many of the 279 Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services in addition to the core video rental and sales offerings.

17	Rogers Cable 2004 MD&A

Cable and Video Stores Operating Expenses

	Year Ended December 31,
	2003	2002	% Chg
	(In millions of dollars)
Cable operating expenses: (1)
Sales and marketing expenses	$89.3	$83.0	7.6
Operating, general and administrative expenses	779.6	731.6	6.6
Total Cable operating expenses	868.9	814.6	6.7
Video stores operating expenses
Cost of sales	129.9	121.3	7.1
Sales and marketing expenses	115.8	109.1	6.1
Operating, general and administrative expenses	13.2	11.1	18.9
Total Video stores operating expenses	258.9	241.5	7.2
Management fees	35.4	31.7	11.7
Intercompany eliminations	(3.2)	(4.9)	-
Operating expenses	$1,160.0	$1,082.9	7.1

(1)	As reclassified - see the “New Accounting Standards - Revenue Recognition” section.

Total cable operating expenses of $868.9 million increased $54.3 million, or 6.7%, from $814.6 million in 2002. The year-over-year increase in our costs is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital subscribers.

Cable sales and marketing expense increased by $6.2 million or 7.5% in 2003 over 2002, primarily related to increases in commissions and advertising costs related to Internet and digital sales.

Cable operating, general and administrative expenses increased by $48.1 million or 6.6% in 2003 over 2002. The increase related to increased costs of programming and Internet transit and e-mail costs associated with the growth in digital and Internet subscribers.

Total video store cost of sales increased by 7.1% in 2003 over 2002, primarily as a result of the chains’ growth from 272 stores at December 31, 2002 to 279 stores at December 31, 2003 and the resultant increase in cost of sales related to the growth of the chain. Rogers Video sales and marketing costs, which include the cost of the stores, also increased by 6.1% in 2003 as compared to 2002 as a result of the increased number of stores. Operating, general and administrative expenses increased by 18.9% as we incurred higher costs related to functions such as information technology and human resources.

Operating Profit

For 2003, consolidated operating profit grew by $96.4 million, or 18.1%, over the same period in 2002, from $531.7 million to $628.1 million. Cable operating profit increased by $97.9 million, or 18.1%, as the impact of higher revenues from price increases and the increase in digital and Internet penetration exceeded the increasing costs of supporting subscribers. Rogers Video operating profit increased by $2.2 million, or 10.2%, as revenue growth modestly outpaced cost growth relating to operating efficiencies and improved margins on the sale of products.

The revenue and expense changes described above led to an increase in the cable operating margin from 40.0% in 2002 to 42.4% in 2003, reflecting the growth of Internet and the impact of cable rate increases, while video operating margins grew to 8.4% from 8.2% in the prior year.

18	Rogers Cable 2004 MD&A

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 21 to our audited Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Year Ended December 31,
	2003	2002
	(In millions of dollars)
Operating profit (1)	628.1	531.7
Workforce reduction costs	-	5.9
Depreciation and amortization	482.0	484.2
Operating income	146.1	41.6
Interest expense	(240.7)	(213.3)
Foreign exchange gain (loss)	49.3	(3.1)
Loss on repayment of long-term debt	(5.9)	(20.9)
Writedown of investments	-	(11.1)
Dividend income	4.5	5.4
Other expense	(0.6)	(3.8)
Income tax reduction (expense)	(7.5)	146.4
Loss for the year	$(54.8)	$(58.8)

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.

The significant changes in the items listed above are described more fully below.

Workforce reduction costs

During the fourth quarter of 2002, we reduced our workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with this reduction. In addition to these employee separations, we eliminated approximately 62 contract positions. Of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million being paid in 2003.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2003 was $482.0 million, a decrease of $2.2 million from $484.2 million in the prior year. Increased depreciation expense, directly attributable to increased additions to PP&E and the resultant higher asset levels associated with PP&E spending over the past several years, was more than offset by declining amortization related to deferred costs. With the reduction of additions to PP&E in 2002 and 2003 from 2001 levels, the increases in depreciation expense are less significant than in previous years.

Operating Income

Operating income as defined under Canadian GAAP increased to $146.1 million in 2003, an increase of $104.5 million from the $41.6 million earned in 2002. The items to reconcile operating income to net income are described below.

19	Rogers Cable 2004 MD&A

Interest Expense

Interest expense in 2003 was $240.7 million, an increase of $27.4 million, or 12.8%, from $213.3 million in 2002. The increased interest expense is attributable to the higher level of long-term debt.

Foreign Exchange (Gain) Loss

The Canadian dollar, in relation to the U.S. dollar, strengthened in 2003 continuing the trend experienced in 2002, and accordingly, we recorded a gain of $49.3 million (2002 - loss of $3.1 million) related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Loss on Repayment of Long-Term Debt

During 2003, we redeemed an aggregate US$74.8 million principal amount of senior secured second priority debentures. We paid a prepayment premium of $5.1 million, and wrote off deferred financing costs of $0.8 million, resulting in a loss on the repayment of debt of $5.9 million.

During 2002, we repurchased or redeemed approximately US$280.2 million principal amount of U.S. dollar-denominated long-term debt and incurred a net loss on these transactions of $20.9 million as described in Note 8(l)(i) of the audited Consolidated Financial Statements.

Write-down of Investments

During 2002, we reviewed the carrying value of all investments and determined a writedown in the amount of $11.1 million related to one of our publicly traded investments was required. This writedown was required to bring the carrying value of the publicly traded investment in line with the December 31, 2002 quoted market value.

Income Tax Expense

During 2002, we completed an intercompany transaction with a wholly-owned subsidiary company of RCI resulting in the utilization of approximately $413.8 million of income tax loss carryforwards by us. For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124.6 million was no longer required as we met the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statements of income.

Additions to PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and enable easier comparisons between the additions to PP&E of the companies. Under these industry definitions, our core cable additions to PP&E fall into the following five categories:

•	CPE, which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

20	Rogers Cable 2004 MD&A

•	upgrade and rebuild which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital, which includes the costs associated with the replacement or enhancement of non-network assets.

	Year Ended December 31,
	2003	2002	% Chg
	(in millions of dollars)
Customer premises equipment	181.6	226.8	(19.9)
Scaleable infrastructure	80.1	90.0	(11.0)
Line extensions	49.4	54.6	(9.5)
Upgrade and rebuild	114.4	185.2	(38.2)
Support capital	71.0	86.3	(17.7)
Additions to Core Cable PP&E	496.5	642.9	(22.8)
Additions to Rogers Video stores PP&E	13.1	8.0	63.8
Additions to Rogers Cable PP&E	$509.6	$650.9	(21.7)

For 2003, additions to PP&E decreased $141.3 million, or 21.7%, from 2002 to total $509.6 million. The significant factors driving the decline were the reduction in rebuild capital as the 750 MHz portion of the rebuild program was substantially completed in 2003 and the reductions in customer premise equipment spending driven by the declining cost of digital terminals and modems.

Employees

Remuneration represents a material portion of our expenses. At December 31, 2004, we had approximately 5,920 full-time equivalent employees, 2,640 of which were employed by Rogers Video, an increase of 450 employees from the approximate 5,470 at December 31, 2003. The increase in employees is attributable to the growth at the Rogers Video stores and the need to service a growing base of digital and Internet subscribers. Total remuneration paid to employees (both full and part time) in 2004 was approximately $259.1 million, an increase of 9.5% from $236.6 million from 2003.

Liquidity and Capital Resources

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period, increased to $490.7 million for 2004 from $447.5 million in 2003. This $43.2 million increase is largely the result of the $41.7 million increase in operating profit.

Taking into account the changes in non-cash working capital items for 2004, cash generated from operations increased by $55.7 million to $522.6 million compared to $466.9 million in 2003.

Funds raised in 2004 totalled $1,735.7 million comprised of cash flow from operations of $522.6 million together with aggregate principal proceeds of $972.1 million from three debt issuances described in the “Liquidity and Capital Resources - Financing” section and $241.0 million proceeds from intercompany advances received from RCI.

Funds used during 2004 totalled approximately $1,737.1 million, the details of which include:

•	funding of $576.2 million additions to PP&E, net of $9.8 million changes in non-cash working capital and $1.9 million of equipment sales;

21	Rogers Cable 2004 MD&A

•	funding of capital distributions to RCI of $732.0 million, consisting of our regular $6.0 million monthly distributions and a $660.0 million distribution made in November;

•	funding of the $314.5 million required to redeem our $300.0 million 9.65% senior secured second priority debentures due 2014 together with a redemption premium of $14.5 million;

•	funding of additions to video rental inventory of $61.9 million;

•	funding of the net repayment of $36.0 million of advances under the bank credit facility;

•	funding of an aggregate $13.7 million of costs associated with our three debt issuances; and

•	funding of $2.8 million of pre-operating costs in voice-over-cable telephony.

Taking into account the cash deficiency of $17.0 million at the beginning of the period, the cash deficiency at the end of the period was $18.4 million.

In 2005, we expect total additions to PP&E of between $590.0 million and $690.0 million of which approximately $110.0 million to $130.0 million will be directly associated with the deployment of voice-over-cable telephony. Our expected PP&E expenditures, excluding those directly related to voice-over-cable telephony, primarily relate to the purchase and placement of CPE associated with new digital and Internet subscribers and scaleable infrastructure to expand the capacity and improve the performance of our network.

Financing

Our long-term financial instruments are described in Notes 8 and 9 to the audited Consolidated Financial Statements.

At December 31, 2004, our required repayments on all long-term debt in the next five years totalled $801.5 million, excluding an aggregate $69.5 million of scheduled cash settlements of cross-currency interest rate exchange agreements due in 2005. Required debt repayments are comprised of our US$291.5 million (Cdn equivalent $350.9 million) 10% senior (secured) second priority notes due 2005 and our $450.0 million 7.60% senior (secured) second priority notes due 2007. In 2006, 2008 and 2009, there are no required repayments.

Our amended and restated bank credit facility, which was established in January 2002, is composed of two tranches (1) the $600 million tranche A that matures on January 2, 2009 and (2) the $475 million tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September 2003, we amended our bank credit facility to eliminate the possibility of earlier than scheduled maturity of tranche B and availability on a $400.0 million portion of tranche B has been reserved to repay our 10% senior secured second priority notes due 2005. The $400.0 million reserved amount will be reduced by an amount equal to any repayment of the notes due 2005, made from time to time from any source including tranche B and, as a result, an amount equal to such repayments become available to us under tranche B.

The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our public debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. We are currently in compliance with all of the covenants under all of our debt instruments and expect to remain in compliance with all of these covenants. Based upon our most restrictive covenants at December 31, 2004, we could have borrowed approximately $1.49 billion, of which $1.075 billion could have been borrowed under our bank credit facility, including $400.0 million available under tranche B of our bank credit facility for the repayment of debt maturing in 2005.

22	Rogers Cable 2004 MD&A

During 2004, the following redemption and financings were completed:

On February 23, 2004, we redeemed the $300.0 million aggregate principal amount of our 9.65% senior (secured) second priority debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

On March 11, 2004, we completed a debt issue in an aggregate principal amount of US$350.0 million 5.50% senior (secured) second priority notes due 2014.

On November 30, 2004, we completed two debt issues totaling US$426.7 million aggregate principal amount. One was our $175.0 million 7.25% senior (secured) second priority notes due 2011 and the other was US$280.0 million 6.75% senior (secured) second priority notes due 2015.

On November 9, 2004, we made a $660.0 million distribution to RCI, as a return of capital. In addition, we made regular $6.0 million monthly distributions to RCI aggregating $72.0 million in 2004.

We anticipate generating a net cash shortfall in 2005. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2005, taking into account cash from operations, the amount that is available under our $1.075 billion bank credit facility and intercompany advances from RCI.

After putting the debt ratings of all Rogers’ rated debt under review for possible downgrade on September 13, 2004, Moody’s Investors Service lowered our debt ratings (together with RCI) on November 12, 2004 upon the conclusion of their review of the Rogers group, which was triggered by RCI’s acquisition of the 34% of Rogers Wireless Inc. previously owned by AT&T Wireless Services Inc. (“AWE”) and the acquisition of Microcell Telecommunications Inc. by Rogers Wireless. The debt ratings on Cable’s senior secured and senior subordinated public debt are now Ba3 and B2, respectively, with a stable outlook. The previous debt ratings for Cable’s senior secured and senior subordinated public debt were Ba2 and Ba3, respectively.

On April 28, 2004, Standard & Poor’s Ratings Service placed the debt ratings of all Rogers’ related debt on credit watch with negative implications following RCI’s announcement that it had received notice from AWE of its intent to explore the sale of its 34% stake in Rogers Wireless Inc. On November 8, 2004, Standards & Poor’s lowered its credit ratings on all Rogers’ rated debt, the senior secured and senior subordinated public debt ratings of Cable were lowered to BB+ and B+ respectively, with a stable outlook. The previous debt ratings for Cable’s senior secured and senior subordinated public debt were BBB- and BB-, respectively.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

23	Rogers Cable 2004 MD&A

As a result of the financing activities during the year, including changes in cross-currency interest rate exchange agreements, our hedged position, on an economic basis, changed during the year as noted below.

	December 31,			December 31,
(In millions of dollars, except percentages)	2004			2003
U.S. dollar-denominated long-term debt	US $	1,935.2		US $	1,305.2
Hedged with cross-currency interest rate exchange agreements	US $	1,863.4		US $	1,058.4
Hedged Exchange Rate		1.3888			1.4798
Percent Hedged		96.3	%(1)		81.1%
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US $	1,863.4		US $	1,058.4
At US $ fixed rate of		7.43%			8.44%
To Cdn $ fixed rate of		8.36%			9.40%
On Cdn $ principal of	Cdn $	2,587.9		Cdn $	1,566.2
Amount of long-term debt (2) at fixed rates:
Total long-term debt (3)	Cdn $	3,299.9		Cdn $	2,671.9
Total long-term debt at fixed rates (3)	Cdn $	3,299.9		Cdn $	2,635.9
Percent of long-term debt fixed		100.0%			98.7%
Weighted average interest rate on long-term debt		8.33%			8.93%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2004, Cable accounted for 97.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 93.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 96.3% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
(3)
On an accounting basis, at December 31, 2004, total long-term debt was $2,954.9 million (2003 - $2,473.5 million) and total long-term debt at fixed rates was $2,954.9 million (2003 - $2,437.5 million).

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2004, all of our counterparties to these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure. We have established a target of hedging at least 50%

24	Rogers Cable 2004 MD&A

of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future, unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

Certain of our U.S. dollar denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:

	Cdn $ Change in
	Carrying Value	Cdn $ Change in	Change in
Change in Cdn$ vs. US$	of Long-Term	Annual Interest	Earnings
(in millions of dollars, except earnings per share amounts)	Debt (1)	Expense	Per Share (2)
$0.01	$1.2	$0.1	$0.006
0.03	3.7	0.2	0.018
0.05	6.1	0.4	0.030
0.10	12.2	0.8	0.059

(1)	Canadian equivalent of unhedged U.S. dollar-denominated debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.
(2)	Assumes no income tax effect. Based on the number of shares outstanding as of December 31, 2004.

At December 31, 2004, interest expense would not have changed if there was a 1% increase in the interest rate on the portion of long-term debt that is not at fixed interest rates as all long-term debt was at fixed interest rates on December 31, 2004.

Outstanding Share Data

For information on outstanding share data, please refer to Note 11 to the audited Consolidated Financial Statements.

Dividends and Distributions

During 2003, we distributed $72.0 million as a return of capital to RCI. In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. During 2004, we distributed $72.0 million to RCI under this distribution policy. These amounts were recorded as a reduction in the stated capital of our Class B Common shares. These distributions were permitted under all agreements governing our outstanding debt.

On November 9, 2004, we distributed $660.0 million to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of our Class B Common shares and was permitted under all agreements governing our outstanding debt.

We paid dividends on the First Preferred Shares of nil, $4.5 million, $5.4 million, $32.2 million, and $39.4 million in the years ended December 31, 2004, 2003, 2002, 2001, and 2000, respectively, and paid dividends on our Class A and Class B Common shares of nil, nil, $57.6 million, nil, and nil in the years ended December 31, 2004, 2003, 2002, 2001, and 2000, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.

In 2002, in a series of transactions with a wholly-owned subsidiary of RCI, we were able to utilize tax losses of $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the

25	Rogers Cable 2004 MD&A

utilization of these losses has been recorded as a distribution. See Note 6(b)(ii) to the audited Consolidated Financial Statements.

Government Regulation and Regulatory Developments

Canadian Radio-television and Telecommunications Commission

Canadian broadcasting operations, including our cable television systems, are licensed and regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) pursuant to the Broadcasting Act (Canada). Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act (Canada) for the regulation of telecommunications carriers that provide Internet services.

Copyright Board of Canada

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act to oversee the collective administration of copyrights in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including us.

Industry Canada

The technical aspects of frequency-related operations of the cable television networks in Canada are subject to the licensing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The Canadian government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. There are currently no further legislative or other initiatives related to liberalization of foreign ownership restrictions. In the February 2005 Federal Budget, the Canadian government announced a review of Canadian telecommunications policy to be undertaken in 2005. This review may include a review of restrictions on non-Canadian ownership and control.

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Distribution of Digital Television Signals

In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, cable operators are required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the subscribers have digital set-top boxes or digital receivers. In August 2004, the CRTC released its proposed policy framework for the licensing and distribution of high definition pay and specialty services. Under the proposed framework, we would be required to distribute the digital signal of an English language Canadian pay or specialty service which offers at least 50% of its programming in true high definition format (30% for French language services). Both the analog and digital versions of these services would be required to be distributed until 85% of the subscribers have digital set-top terminals or digital receivers. A decision on this procedure is expected at the end of 2005.

In December 2004, the CRTC released its policy framework for the addition of foreign third language services to the Eligible Satellite Services Lists. The new policy adopts a more open approach to the distribution of these services in Canada which will allow us to distribute foreign services that are attractive to our ethnic Canadian customers.

On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision will be released at the same time as the decision on the licensing and distribution of high definition pay and specialty services.

Wholesale Rate Increases

In January 2004, the CRTC renewed the licences of 22 specialty services. Three services were granted basic rate increases that came into effect on April 20, 2004. Depending on the system, the new rates could represent a basic fee increase of as much as $0.13 per subscriber per month or approximately $2.5 million in incremental wholesale fees, pro rated at $1.7 million in 2004.

Further, on August 31, 2004, the CRTC granted a basic fee rate increase of $0.02 to Vision TV, which rate increase came into effect on December 1, 2004.

Competition

Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian direct broadcast satellite service providers, U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point distribution system, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals.

In recent years, telephone companies have acquired licences to operate terrestrial broadcast distribution undertakings (“BDUs”). These companies include TELUS Corporation (“TELUS”), Saskatchewan Telecommunications (“Sasktel”), MTS Communications Inc. (“MTS”), Aliant Inc. (“Aliant”) and, as of November 2004, Bell Canada (“Bell”). We compete directly with Bell in Ontario and with Aliant in New Brunswick and Newfoundland and Labrador. These telephone companies can deliver television service to residential homes and apartment buildings using digital subscriber line (“DSL”) technology. DSL technologies such as very high speed digital subscriber lines (“VDSL”) provide the ability to offer a complete array of standard definition, VOD and SVOD broadcast television services and may be able to provide HDTV. Bell has stated an initial objective to target MDUs with the VDSL product. Under the terms of its recently-granted licence, Bell has until the fourth quarter of 2006 to commercially launch its terrestrial BDU which, we understand, will be targeted at single family dwellings. Our premium services, such as movie networks, U.S. superstations, PPV and VOD services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre.

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Since their launch in 1997, the two DBS providers licensed by the CRTC to operate in Canada, Bell ExpressVu LLP and Star Choice Communications Inc., have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and grey market competition for Canadian cable television systems. The “black market” refers to pirate DBS equipment Canadian residents illegally obtain and operate. This equipment enables them to decode, without paying a fee, programming services from U.S. DBS providers by defeating the conditional access technology of the systems that prevent unauthorized access. The “grey market” refers to U.S. DBS equipment that Canadian residents obtain and illegally bring into and operate in Canada. Such residents illegally give a false U.S. service address to the U.S. DBS providers, paying a fee to receive programming services not offered for sale in Canada. Unauthorized access by Canadian residents with pirate DBS equipment and theft of Canadian DTH services is another source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licensed Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. The decision does not take effect until October 2006. The federal government sought leave to appeal this decision in November 2004 and leave to appeal has been granted, with a hearing scheduled for March 2005. The uncertainty created by this decision may lead to an overall decline in criminal or civil enforcement activity against black or grey market satellite television dealers.

Our objective is to offer the fullest possible range of programming and services to our customers. In September 2001, we launched approximately 70 of the new Category 1 and Category 2 digital services licensed by the CRTC in 2000. Since that time, we have launched additional Category 2 and foreign digital services. We offer more third language digital services than any other Canadian distributor. In late 2001, we also launched a digital offering consisting of HDTV versions of the U.S. networks sourced from Detroit. In early 2002, we launched a digital time-shifting package that included distant Canadian conventional broadcast signals and a version of the U.S. networks sourced from Seattle. In March 2002, we began offering HDTV versions of selected pay and PPV programming. In 2003, we added HDTV versions of City TV Toronto, TSN, Rogers Sportsnet, Discovery and U.S. networks sourced from Seattle and Spokane and, in 2004, we have added HDTV versions of CTV Toronto, Global, Omni 1 and Omni 2. We have a large and diverse, highly-competitive offering relative to Canadian service providers and other Canadian cable providers.

Our Internet access services compete generally with a number of other ISPs offering competing residential and commercial Internet access services. Many ISPs offer telephone dial-up Internet access services that provide significantly reduced bandwidth capabilities compared to broadband technologies, such as cable modem or DSL. The Rogers Yahoo! Hi-Speed Internet Express and Internet Extreme services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, and with the DSL Internet services of Aliant in some of our service areas in New Brunswick and Newfoundland and Labrador. In the majority of our service areas, we also offer less expensive Internet Lite and Internet Ultra-Lite services, each of which have lower modem speed settings than Internet Express or Internet Extreme. Our Internet Lite and Internet Ultra-Lite services compete against similar slower speed DSL services and, because of their reduced speed, compete more directly with dial-up services.

We have increasingly offered our services to customers at a discounted price for taking multiple services. We believe that customer loyalty programs, multi-product bundling, a single bill and single points of customer service contact enables us to reduce individual product churn, to increase the average revenue received from our customers, to lower the cost of customer acquisition and to better service our customers. We and Rogers Wireless offer bundles which combine our cable, Internet and wireless services. Our primary competitor, Bell Canada, also markets similar product bundles at similar price points in competition with us. However, Bell Canada’s practice of bundling telephone services with Internet and DTH service is currently under review by the CRTC.

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We face emerging competition from other utilities, such as hydroelectric companies, as these companies look to utilize their infrastructure to provide Internet and other services, such as VoIP, that may directly compete with our current and future service offerings. In addition, there are wireless technologies, such as WiFi and Wimax, that potentially could be deployed on a regional basis to provide wireless broadband Internet access to customers.

Rogers Video competes with other DVD, videocassette and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets and more recently online-based subscription rental services. Competition is principally based on location, price and availability of titles.

Risks and Uncertainties

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.

We may fail to achieve expected revenue growth from new and advanced cable products and services.

We expect that a substantial portion of our future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, we have invested and continue to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and have invested and continue to invest significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for our services may result in increased churn of our subscribers and a reduction in the total number of subscribers. Alternatively, we may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Our failure to retain existing subscribers while increasing pricing or attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on our business and financial condition. In addition, our discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on our financial results.

We plan to invest substantial resources in connection with voice-over-cable telephony services, and we may not recover all or any of our investment.

In connection with our offering of voice-over-cable telephony services, we anticipate that we will initially invest approximately $200 million prior to commercial launch in mid-2005, with approximately $106 million of the investment having already occurred during 2004. Once this initial platform is deployed, the additional variable additions to PP&E associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible back-up powering at the home, is expected to be in the range of $300 to $340 per subscriber addition. We do not expect to generate significant revenue from this investment during the next few years. We also cannot predict whether our voice-over-cable-telephony services will be accepted by our customers or whether our voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that are and will be available to our customers. In addition, in deciding to invest in voice-over-cable telephony services, we have assumed that Incumbent Local Exchange Carriers (“ILECs”) will continue to be regulated for voice services and that effective safeguards will be maintained to restrict the ILECs’ ability to offer these services in an anti-competitive manner. We also have assumed that no material access obligations or other new restrictions will be placed on us. If these assumptions prove to be incorrect, we may not recover any or all of our investment in voice-over-cable telephony services, which could have a material adverse effect on our business and financial condition.

29	Rogers Cable 2004 MD&A

Another subsidiary of RCI may offer telephony services to our customers, which could reduce or limit our return on investment.

We are currently refining our business strategies with respect to voice-over-cable telephony services. Together with RCI, we are considering offering voice-over-cable telephony services through Rogers Telecom Inc. (“Rogers Telecom”), which is another wholly-owned RCI subsidiary. In the event that voice-over-cable telephony services are offered through Rogers Telecom, we would likely incur most or all of the additions to PP&E associated with developing a voice-over-cable telephony network. If Rogers Telecom offers telephony services over our network, we might receive a lower return on our investment than if we were to offer the service directly, without a commensurate reduction in our investment risk. As a result, if Rogers Telecom offers voice-over-cable telephony services utilizing our network, our return on investment, with respect to telephony services, may be materially adversely affected.

We face substantial competition.

Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. We face competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of Cable include direct-to-home, or DTH, satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market” satellite service providers, which are U.S. direct broadcast satellite, or DBS, providers whose signals are not sold but can be acquired in Canada, terrestrially-based video service providers, microwave multi-point distribution system operators (“MMDS”), satellite master antennae television systems (“SMATVs”), and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers that enable customers to take, without paying a fee, programming services from U.S. and Canadian satellite providers by defeating the conditional access technology of the systems preventing unauthorized access. Competitors of the Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the DVD, videocassette and video game sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, sporting events, PPV services and broadcasting services, as well as competition from VOD and SVOD services introduced by cable television providers, legal and illegal methods of accessing entertainment on-line and online-based subscription rental services. Any of these factors could reduce our market share or decrease our revenue.

Competition in multiple dwelling unit buildings could lead to revenue losses.

The CRTC Broadcasting Distribution Regulations do not allow us or our competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit our communication with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on our ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of our basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by us, which could result in a reduction in our revenue.

Forecasting PP&E expenditures may become more difficult, which may increase the volatility of our operating results.

An increasing component of our additions to PP&E will be to support a series of more advanced services. These services include our Internet, digital television, PVR, HDTV, VOD, SVOD, cable telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. For example, increasing per-subscriber bandwidth usage may lead to increased network costs. As a result, forecasting our future levels of PP&E expenditures will likely become less precise, which may increase the volatility of our operating results from period to period.

30	Rogers Cable 2004 MD&A

Increasing programming costs could adversely affect our results of operations.

Our single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect our operating results if we are unable to pass such programming costs on to our subscribers.

Failure by programming suppliers to continue their operations may reduce our revenue.

There have been a significant number of new digital specialty channels and services that have become available in Canada since the latter portion of 2001. We believe that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available, including a growing amount of HDTV and on-demand programming. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cause them to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on our financial results and financial position.

Reliance on suppliers

We source our customer premise equipment, certain services and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

If we are unable to develop or acquire advanced encryption technology to prevent unauthorized access to cable programming, we could experience a decline in revenues.

We utilize encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that we will be able to effectively prevent unauthorized decoding of signals in the future. If we are unable to control cable access with our encryption technology, our subscription levels for digital programming including VOD and SVOD, as well as Rogers Video rentals, may decline, which could result in a decline in our revenues.

We are required to provide access to our cable systems to third party ISPs, which may result in increased competition.

We are required by the CRTC to provide access to our cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and those rates are currently under review by the CRTC. As a result of the requirement that we provide access to third party ISPs, we may experience increased competition for Internet retail subscribers. In addition, these third party providers would utilize network capacity that we could otherwise use for our own retail subscribers. A third party ISP has connected to our network on a wholesale basis and is providing competing Internet services at retail. The increased competition and reduced network capacity could result in a reduction of our revenue.

Failure to obtain access to support structures and municipal rights of way could increase our costs and adversely affect our business.

We require access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board (OEB)

31	Rogers Cable 2004 MD&A

asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. We expect a decision from the OEB in 2005. In New Brunswick, where there is currently no similar regulatory authority, we have received notifications from electric distributors that they will be seeking a rate increase for the poles that they own. As a result, the costs of obtaining access to support structures of hydroelectric companies in each of our cable service areas could be substantially increased and could adversely affect our operating results.

We are highly dependent upon our information technology systems and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on our information technology systems. An inability to enhance our information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Over 1,400 of our employees and critical elements of our network infrastructure and information technology systems are located at either of two sites: our corporate offices in Toronto and our Toronto operations facility. In the event that we cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, our operations may be significantly affected and this could result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We may be required to pay higher royalty rates to copyright collectives, which could adversely affect our financial position.

The Copyright Board is expected to issue a decision in 2005 on the royalty rates for the retransmission of television services for the 2004-2008 period. As a result of this decision, the royalties we owe to copyright collectives could increase. A rate increase for 2004-2008, if we are unable to pass the increased rates to our customers, could have a material adverse effect on our operating results.

We may experience adverse effects due to exchange rate and interest rate fluctuations.

Nearly all our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange rate risk on our U.S. dollar denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last five years. Certain of our borrowings, currently under our bank credit facility only, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase significantly even though the amount borrowed remained the same, and our net income and cash available for servicing our debt would decrease. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations on our financial performance or results of operations, see the section entitled “Interest Rate and Foreign Exchange Management”.

Our business is subject to various governmental regulations.

Our operations are subject to governmental regulations relating to, among other things, licensing, competition, programming and foreign ownership. A significant percentage of our business activities are regulated by the CRTC under the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Broadcasting Act (Canada), and accordingly our results of operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that we must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, our CRTC

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licences must be renewed from time to time and cannot be transferred without regulatory approval. Our cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect our business and results of operations. In addition, the costs of providing any of our services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-based issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. For a more complete discussion of the regulatory environment affecting our business, see the section entitled “Governmental Regulation and Regulatory Developments”.

We are controlled by RCI, which may lead to a conflict of interest.

We are a wholly-owned subsidiary of RCI as a result of its direct ownership of all of our capital stock. Accordingly, RCI can, subject to applicable law:

•	elect all of our directors;

•	cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and

•	otherwise control the outcome of virtually all matters required to be submitted to our shareholder.

RCI, as our sole shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us and the market for our securities.

We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations.

As of December 31, 2004, we had $2,954.9 million of long-term debt outstanding. Our substantial debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations;

•
require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate

33	Rogers Cable 2004 MD&A

sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

Restrictions in our bank credit facility and our other debt instruments may limit our activities.

Our bank credit facility and the terms of our other outstanding debt impose restrictions on our operations and activities, including restrictions on our ability to: incur additional debt; create liens; pay dividends or make other restricted payments; make asset sales; enter into transactions with affiliates; make investments; and  merge or consolidate with any other person.

These restrictions on our operating flexibility may limit our ability to execute our business strategy. Some of these restrictions will not apply when our outstanding indebtedness has investment grade ratings from at least two of the following three rating agencies: Standard & Poor’s, Moody’s and Fitch IBCA.

We are also required to meet specified financial ratios under the terms of our bank credit facility. Our ability to comply with these financial covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross acceleration provisions. In an event of default, or in the event of a cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies when a loss is probable and capable of being estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.

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Commitments and Contractual Obligations

Contractual Obligations

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and derivative instruments are summarized below as at December 31, 2004, and are further discussed in Notes 8, 9 and 18 of the audited Consolidated Financial Statements.

	Payments Due by Periods
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands of dollars)
Long-term Debt	$350,889	$450,000	$-	$2,153,327	$2,954,216
Capital Lease	637	-	-	-	637
Operating Leases	75,888	132,344	109,824	115,624	433,680
Purchase Obligations(1)	30,978	15,000	-	-	45,978
Derivative Instruments	69,501	-	-	275,534	345,035
Total	$528,893	$597,344	$109,824	$2,544,485	$3,779,546

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. Based on our approximately 2.25 million basic cable subscribers as of December 31, 2004, we estimate that our total payment obligation to programming suppliers and MDU building owners in 2005 will be approximately $473.2 million, including amounts payable to the copyright collectives, the Canadian programming production funds and expenditures related to our Internet service for Internet interconnectivity and usage charges. We estimate that Rogers Video will spend approximately $63.6 million in 2005 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Rogers Video stores. In addition, we expect to pay an additional amount of approximately $24.5 million in 2005 to movie studios as part of our revenue-sharing arrangements with those studios.

Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 20 to the audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed under section entitled “Interest Rate and Foreign Exchange Management”, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, and other contracts. Refer to contractual commitments above and Note 18 to the audited Consolidated Financial Statements. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole.

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Key Performance Indicators and Non-GAAP Measures

We measure the success of our strategies using a number of key performance indicators, which are outlined below. With the exception of revenue, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue

We derive the majority of our revenue from recurring monthly and transactional charges for fees in connection with cable and Internet services, as well as other transactional rentals and/or sales of PPV and VOD services, DVDs, videocassettes, video games and other products.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are considered to be one subscriber regardless of the number of outlets served. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.

Effective in the third quarter of 2004, we modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but for whom installation of the service was still pending. Historically, we had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation. The change had the impact of reducing total Internet subscribers by 10,900, 12,700, and 11,200 subscribers for the years ended 2002, 2003, and 2004, respectively.

We determine customer relationships based on active subscribers to our basic service plus subscribers who take our Internet service but which do not subscribe to our basic cable service. Refer to “Supplemental Information - Additional Subscriber Information” for further details on this calculation.

We determine revenue generating units based on the aggregate of the active subscribers to our basic cable and Internet services and active households to our digital service. Refer to “Supplemental Information - Additional Subscriber Information” for further details on this calculation.

Average Revenue per Subscriber

The average revenue per subscriber (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to “Supplemental Information - ARPU Calculation” for further details on this calculation.

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Operating Expenses

Operating expenses are segregated into four categories for assessing business performance:

•
sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•
operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscription relationships, including (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating our Internet service; (c) technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities such as installations and repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which consist of the costs to operate a series of local community-based television stations in the communities served by our cable services; (f) other general and administrative expenses; and (g) expenses related to the national management of the Rogers Video stores;

•	cost of video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of DVD, videocassette and game rental assets; and

•	management fees paid to RCI.

In the cable industry in Canada, the demand for services, particularly Internet and digital services, continues to grow at a substantial rate and the variable costs, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period result in fluctuations in sales and marketing expenses.

Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), change in fair value of derivative instruments, loss on repayment of long-term debt, dividend income, writedown of investments, gains on the sales of subsidiaries and investments, and other income (expense) and the 2002 workforce reduction costs. When we calculate operating profit for each of our cable and video segments, we exclude the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or operating income before depreciation and amortization (“OIBDA”) We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under Canadian or U.S. GAAP.

We calculate total operating profit margin after management fees by dividing operating profit by revenue. In the case of our cable segment operating profit margin, total cable operating profit before management fees is divided by total cable revenue, and for our video segment, video operating profit before management fees is divided by video revenue. This measure is not a defined term under Canadian or U.S. GAAP. Refer to “Supplemental Information - Operating Profit Margin Calculation” for further details on this calculation.

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Additions to PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the cable and Internet business requires extensive and continual investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these additions. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E directly impact our cash flow whereas depreciation and amortization are non-cash accounting measures required under Canadian or U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons. Our discussions of additions to PP&E as found in the sections entitled “Additions to PP&E” in the MD&A is based on the accrual basis.

Critical Accounting Policies and Estimates

This MD&A is made with reference to our Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies outlined below as critical to our business operations and an understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A.

The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies which are reviewed by our Audit Committee, see Note 2 to the audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the twelve months ended December 31, 2004 is discussed in the section “New Accounting Standards”.

Revenue Recognition

We consider revenue to be earned as services are performed, provided that ultimate collection is reasonably assured. Our revenue is categorized into the following types:

•
Effective January 1, 2004, installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber, which approximates four years. The installation costs related to reconnects are now recorded as deferred charges up to a maximum amount not exceeding the revenues related to reconnect activity and are amortized over the estimated life of the subscriber of approximately four years. Previously, installation revenue was recorded as revenue to the extent of direct selling costs incurred;

•	monthly fees in connection with cable and Internet services are recorded as revenue on a pro rata basis over the month; and

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•	revenue from PPV and VOD services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits, amounts received from subscribers related to services to be provided in future periods and deferred installation fee revenue as noted above.

On January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. See the section entitled “New Accounting Standards - Revenue Recognition”.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new cable and Internet subscribers and to retain our existing subscribers. Subscriber acquisition and retention costs, including sales and marketing expenditures, provision of reduced priced services, and costs associated with the sale of customer premise equipment, which includes the cost of the customer premise equipment, are expensed in the period incurred. Additionally, these acquisition and retention costs would include the amortization expense related to the costs associated with installation reconnect activity.

A large percentage of the subscriber acquisition and retention costs, such as commissions and the provision for reduced services are variable in nature and are directly related to the acquisition and renewal of a subscriber. In addition, subscriber acquisition and retention costs fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead

Direct labour and certain indirect costs associated with the acquisition, construction, development or betterment of our network, cable transmission and distribution facilities and new cable installations are capitalized to PP&E by applying specified capitalization rates. Estimates of historical construction costs are used to determine these capitalization rates. We assess these rates to ensure their continued applicability, and any changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are completed. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.

Depreciation Policies and Useful Lives of PP&E

We depreciate the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account cable industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than we have anticipated, we might have to shorten the estimated life of certain PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Impairment of Indefinite-Lived Intangible Assets and Long-lived Assets

Indefinite-lived intangible assets, including goodwill and PP&E, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated

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periods of use and applicable discount rates. If the fair values of these assets as determined above are less than the related carrying values, impairment losses would have been recognized, as applicable.

Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. As at December 31, 2004 and as detailed in Note 14 to our audited Consolidated Financial Statements, we have tax loss carryforwards of approximately $569.9 million expiring at various times through 2011. Our net future income tax asset, prior to valuation allowances, totals approximately $221.8 million at December 31, 2004 (2003 - $172.7 million). A full valuation allowance has been provided against our net future income tax assets in each of 2004 and 2003.

New Accounting Standards

In 2004, we adopted the following new accounting standards as a result of changes to Canadian GAAP, which are further described in the Notes to the Audited Consolidated Financial Statements.

GAAP Hierarchy

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of increasing (decreasing) our cash used in investing activities by ($9.8 million), ($5.7 million) and $47.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. In all periods, the corresponding change was to non-cash working capital items within operating activities and for the years ended December 31, 2004, 2003 and 2002, this change had the impact of increasing (decreasing) cash used in investing activities by $9.7 million, $5.7 million and ($47.0 million), respectively.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.

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Revenue Recognition

On January 1, 2004, we adopted new Canadian accounting standards, based on the CICA EIC Abstracts 142 and 141 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and the classification of revenue and expenses have been made:

•
Installation fee revenue from both new connects and re-connects are deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At December 31, 2004, the revenue deferred with respect to installations was $7.7 million and the related deferred re-connection costs were $5.0 million.

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•
Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses. Revenue-based payments to MDU building owners are now recorded in operating, general and administration expenses rather than as a reduction of revenue.

The effect of this adoption on our financial results is as follows:

	Year Ended December 31,

(In millions of dollars)	2004		2003		2002
	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Revenue	$1,945.7	$1,927.3	$1,788.1	$1,769.2	$1,614.6	$1,596.4
Sales and marketing expenses	248.8	252.8	205.1	206.8	192.1	193.6
Operating, general and administrative expenses	842.1	817.0	789.6	769.0	737.7	717.9
Operating income	$183.8	$186.5	$146.1	$146.1	$41.7	$41.7
Loss for the year	$(90.8)	$(88.1)	$(54.8)	$(54.8)	$(58.3)	$(58.3)

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock based compensation expense related to stock options of $6.0 million has been recorded for the year ended December 31, 2004.

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Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (swaps) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 81.1% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges.

In November 2001, the CICA issued AcG-13, and in November 2002, it amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective, January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis with resulting gains and losses recorded in or charged against income.

We adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to the fair value of $265.3 million on January 1, 2004. The corresponding transitional loss of $67.0 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $3.8 million.

This change resulted in the recognition in the Consolidated Statement of Income of an unrealized gain related to the change in fair value of the swaps of $39.8 million for the six months ended June 30, 2004. A loss of $54.8 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously accounted for as being hedged.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our instruments, and consequently, on a prospective basis, began to treat approximately US$1,533.4 million notional amount of an aggregate US$1,583.4 million notional amount of swaps (or 96.8%) as hedges against foreign fluctuations on US$1,533.4 million of US dollar- denominated debt.

A new transitional adjustment arising on the change from mark-to-mark accounting to hedge accounting was therefore calculated as at July 1, 2004 resulting in a deferred transitional gain of $20.2 million which will be amortized to income over the shorter of the remaining life of the debt or the term of the swaps. Amortization of this transition gain from July 1, 2004 to December 31, 2004 totalled $2.8 million.

Certain other swaps will continue to not be accounted for as hedges as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$50.0 million notional amount of exchange agreements will continue to be accounted for on a mark-to-market basis. The fair value of these exchange agreements of $11.1 million at December 31, 2004 was recorded in derivative instruments.

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U.S. GAAP Differences

We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our consolidated financial statements are described in Note 22 to the 2004 audited Consolidated Financial Statements. The significant differences include:

•	accounting for the gain on sale and exchange on certain cable television systems;

•	accounting for pre-operating costs;

•	accounting for interest capitalization and related depreciation impact;

•	accounting for changes in the fair value of financial instruments;

•	accounting for installation revenues and costs; and

•	accounting for stock-based compensation.

Accounting for the Gain on Sale and Exchange on Certain Cable Television Systems

Under Canadian GAAP, the cash proceeds of a non-monetary exchange of cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under U.S. GAAP, a portion of the cash proceeds received was recognized as a gain in the consolidated statement of income, which amounted to $40.3 million before income taxes.

In addition, under Canadian GAAP the after tax gain arising on the sale of certain of our cable television systems in prior years was recorded as a reduction in the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under U.S. GAAP, the gain was included in net income, net of related deferred income taxes.

As a result of accounting for gains on sale and exchanges of certain cable television systems under U.S. GAAP, our consolidated loss for U.S. GAAP was increased by $4.0 million, $4.0 million and $4.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Accounting for Pre-Operating Costs

Under Canadian GAAP, we defer the incremental costs relating to the development and pre-operating phases of new businesses and amortize these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred. As a result, under U.S. GAAP the consolidated loss for the years ended December 31, 2004, 2003 and 2002 was decreased by $5.1 million, $7.9 million and $9.4 million, respectively, largely representing the amortization of pre-operating costs under Canadian GAAP.

Accounting for Interest Capitalization and the Related Depreciation Impact

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The impact of capitalizing interest under U.S. GAAP is to decrease consolidated loss by $4.1 million, $4.5 million and $6.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The corresponding depreciation expense impact related to interest capitalized in previous years is to increase depreciation expense for the years ended December 31, 2004, 2003 and 2002 by $1.9 million, $1.3 million and $1.4 million, respectively.

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Accounting for Changes in the Fair Value of Financial Instruments

Under U.S. GAAP, the changes in the fair value of cross-currency interest rate exchange agreements and interest rate exchange agreements must be recorded as an adjustment to net income (loss). Accordingly, our consolidated loss under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 has been decreased (increased) by $(73.7) million, $(114.7) million and $41.7 million, respectively. Further, our loss under U.S. GAAP for the year ended December 31, 2001 was increased by the cumulative transition adjustment of $34.6 million.

For the period January 1, 2004 through June 30, 2004, for Canadian GAAP purposes, we did not account for our cross-currency interest rate exchange agreements as hedges of our U.S. dollar denominated debt. Instead during this period, we recorded the changes in fair value of our cross-currency interest rate exchange agreements within net income. In this respect, during this period our Canadian GAAP treatment of such exchange agreements did not differ from that under U.S. GAAP.

Effective July 1, 2004, on a prospective basis, certain of our cross-currency interest rate exchange agreements were designated as hedges for Canadian GAAP purposes while others continued to be accounted for on a mark-to-market basis with changes in their fair value reflected in our Canadian GAAP net income. For U.S. GAAP purposes during this period, all of our cross-currency interest rate exchange agreements continued to be accounted for on a mark-to-market basis with changes in their fair value reflected in our U.S. GAAP net income.

Accounting for Installation Revenues and Costs

Effective January 1, 2004, for Canadian GAAP purposes, we defer and amortize installation revenues for both new connects and re-connects over the customer relationship period. New connect installation costs are capitalized to property, plant and equipment and depreciated over the related useful lives consistent with our historical practice for both Canadian and U.S. GAAP. Re-connect installation costs are deferred only to the extent of re-connect installation revenues with any excess charged to expense. For U.S. GAAP purposes, installation fees are immediately recognized in income only to the extent of direct selling costs with any excess deferred and amortized over the customer relationship period. Installation costs for re-connects are expensed as incurred. For the twelve months ended December 31, 2004, under U.S. GAAP, our installation revenue recognized would have been increased by $7.7 million and our installation costs charged against income would have increased by $5.0 million.

Accounting for Stock-Based Compensation

Under Canadian GAAP, effective January 1, 2004, we adopted the fair value method of recognizing stock-based compensation expense. For U.S. GAAP purposes, we use the intrinsic value method to account for stock-based compensation. The compensation expense of $6.0 million we recognized under Canadian GAAP for the twelve months ended December 31, 2004 would not be recognized under U.S. GAAP. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant and therefore there is no expense under the intrinsic value method for U.S. GAAP purposes for the twelve months ended December 31, 2004.

Intercompany and Related Party Transactions

We have entered into a number of inter-company agreements with RCI, our parent company, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Rogers Wireless.

We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, beginning in late 2001, RCI began managing the customer

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call centre operations of both our company and Rogers Wireless, with a goal of improving productivity, increasing service levels and reducing cost.

More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In February 2004, our Board of Directors approved two additional arrangements between Rogers Wireless and us:

•
Distribution - We receive management services from Rogers Wireless in connection with the distribution of our products and services through retail outlets and dealer channels and Rogers Wireless also manages our e-commerce relationships and also will manage other distribution relationships for us if mutually agreed by Rogers Wireless and us.

•
Rogers Business Services - Rogers Wireless established a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of our products and services, along with the Rogers Wireless products and services, to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Specifically, we are considering the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. We also receive billing services from Rogers Wireless in connection with the resale of long distance telephone service as part of certain of our bundles. We are also considering the terms upon which we may receive billing and other services from Rogers Wireless in connection with our launch of voice-over-cable telephony services. Rogers Wireless is presently carrying out development work to support the launch of our voice-over-cable telephony services. We reimburse Rogers Wireless for this work. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our sales and marketing and operational activities with our affiliated companies. Any new arrangements will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.

Arrangements with Affiliated Companies

Management Services Agreement. We have entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury and investor relations services, service on our Board of Directors and on committees of our Board of Directors, and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we have agreed to pay RCI a monthly fee equal to 2% of our actual consolidated gross revenue. We have also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

Call Centres. We are a party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. We reimburse RCI for the cost of providing these services based on the actual costs incurred. We are not obligated to pay additional amounts and may receive a refund if costs, based on actual call volume multiplied by an agreed upon cost per call rate, are higher than actual costs. In addition, we own the assets used in the provision of services. This is a month to month agreement and is terminable upon ninety days notice.

45	Rogers Cable 2004 MD&A

Invoicing of Common Customers. Pursuant to an agreement with Rogers Wireless, Rogers Wireless provides invoicing and subscriber account collection services for common subscribers who elect to receive a consolidated invoice, or single bill, for their various Rogers services. Rogers Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing receivables from us at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

Accounts Receivable. RCI manages certain aspects of our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

Real Estate. We lease, at market rates, office space from Rogers Wireless.

Wireless Services. We receive wireless services from Rogers Wireless. The fees we pay for such services are based on actual usage at market rates.

Distribution of Our Products and Services. Rogers Wireless has agreed to provide us with retail field support and to represent us in the promotion and sales of our products and services targeted at the business market. Under the retail field support agreement, Rogers Wireless pays retail sales representatives for achieving sales targets for cable products and services, and we reimburse Rogers Wireless for such payments.

Distribution by Us of Rogers Wireless’ Products and Services. We have entered into an agreement with Rogers Wireless for the sale of Rogers Wireless’ products and services through our Rogers Video retail outlets. We receive commissions equivalent to amounts Rogers Wireless pays to third-party distributors for new subscriptions.

Transmission Facilities. We have entered into agreements with Rogers Wireless to share the construction and operating cost of certain co-located fibre-optic transmission and microwave facilities. The costs of those facilities are allocated based on usage or ownership as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Rogers Wireless, resulting in reduced capital costs. In addition, we pay Rogers Wireless for the use of its data, circuits, data transmission and links. The cost of these services are allocated based on usage.

Advertising. We advertise our products and services through radio stations and other media outlets owned by Rogers Media. We receive a discount from the customary rates of Rogers Media. Rogers Media also has agreed to compensate us for the placement of advertising on one of our cable television channels.

Information Technology. RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.

Other Cost Sharing and Services Agreements. We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.

46	Rogers Cable 2004 MD&A

Summary of Charges from (to) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

(in thousands of dollars)	2004	2003	2002
RCI:
Management fees	$38,913	$35,385	$31,745
Interest on notes payable	552	2,867	4,687
Interest related to capital leases	28	265	300
Cost of shared operating expenses	83,761	84,866	85,604
Cost of PP&E (1)	15,876	13,473	10,906
	139,130	136,856	133,242
Rogers Cable Investments Limited:
Dividends earned	-	(4,488)	(5,447)
Dividends paid	-	4,488	5,447
	-	-	-
Rogers Wireless:
Wireless services	3,245	2,355	2,214
Wireless equipment and services for resale	21,127	14,926	10,116
Transmission facilities	(2,052)	(440)	(440)
Rent expense	4,218	3,516	3,587
Consolidated billing services	3,947	1,499	655
Subscriber activation commissions and customer service	(21,237)	(9,511)	(8,817)
Cost of PP&E (1)	2,146	-	-
	11,394	12,345	7,315
Rogers Media:
Access fees	(5,871)	(5,771)	(5,534)
Advertising and production costs	2,306	2,910	3,000
Sales commissions	1,098	872	646
Programming fees	20,790	18,488	17,303
	18,323	16,499	15,415
Other:
Programming fees paid to related broadcasters	19,011	18,967	16,949
	19,011	18,967	16,949
	$187,858	$184,667	$172,921

(1)	Cost of PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies from RCI and information technology infrastructure from Rogers Wireless.

We entered into certain transactions with companies, the partners or senior officers of which are directors of our company or RCI. During the years ended December 31, 2004, 2003 and 2002, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.5 million, $0.8 million, and $1.9 million, respectively, and for interest charges, financing fees and telecommunications services aggregated $18.4 million, $15.4 million, and nil, respectively. During the twelve months ended December 31, 2004, 2003 and 2002, the total amounts paid by us to these related parties aggregated to $18.9 million, $16.2 million and $1.9 million, respectively.

47	Rogers Cable 2004 MD&A

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc. - Five-Year Financial Summary

Years ended December 31
(thousands of dollars, except per share amounts)	2004	2003	2002	2001	2000
Statement of Income Data (1)
Revenue
Cable services (1)	$1,253,053	$1,186,398	$1,113,889	$1,056,639	$990,857
Internet services	378,912	322,290	242,635	166,528	111,476
Video stores operations	316,954	282,635	262,995	228,301	203,583
Intercompany eliminations	(3,264)	(3,201)	(4,965)	(4,869)	(4,244)
	1,945,655	1,788,122	1,614,554	1,446,599	1,301,672
Operating expenses
Cost of video stores sales	145,936	129,938	121,335	99,962	92,781
Sales and marketing expenses (1)	248,754	205,068	192,085	159,119	133,617
Operating, general and administrative expenses (1)	845,570	792,843	742,619	675,582	621,736
Management fees	38,913	35,385	31,745	28,781	25,949
Intercompany eliminations	(3,264)	(3,201)	(4,965)	(4,869)	(4,244)
Total operating expenses	1,275,909	1,160,033	1,082,819	958,575	869,839
Operating profit before management fees (2)	708,659	663,474	563,480	516,805	457,782
Management fees	(38,913)	(35,385)	(31,745)	(28,781)	(25,949)
	669,746	628,089	531,735	488,024	431,833
Cable system integration and At Home termination	-	-	-	60,436	10,612
Workforce reduction	-	-	5,850	-	-
Depreciation and amortization	486,038	482,050	484,224	433,829	343,082
Operating income (loss)	183,708	146,039	41,661	(6,241)	78,139
Interest expense	(247,917)	(240,670)	(213,332)	(174,626)	(192,025)
Dividend income from affiliated company	-	4,488	5,447	32,228	39,380
Foreign exchange gain (loss)	(41,089)	49,302	(3,090)	(1,452)	(3,460)
Other income (expense), net	15,685	(6,461)	(35,903)	8,700	30,099
Income tax (expense) reduction	(1,196)	(7,541)	146,387	(5,314)	32,497
Loss for the year	$(90,809)	$(54,843)	$(58,830)	$(146,705)	$(15,370)
Cash flow from operations (3)	$490,694	$447,532	$361,431	$313,033	$287,143
Additions to PP&E (4)	$587,906	$509,562	$650,871	$749,747	$650,349
Average Class A and Class B shares outstanding (000's)	218,166	218,166	218,166	218,166	196,034
Basic and diluted loss per share	$(0.42)	$(0.27)	$(0.29)	$(0.82)	$(0.28)
Balance Sheet:
Assets
Property, plant and equipment, net	$2,709,894	$2,595,761	$2,556,847	$2,373,625	$1,978,223
Goodwill	926,445	926,445	926,445	926,445	739,777
Intangible assets	-	520	1,040	1,560	2,080
Other assets	225,586	204,490	329,392	360,092	836,964
	$3,861,925	$3,727,216	$3,813,724	$3,661,722	$3,557,044
Liabilities and Shareholder's Equity (Deficiency)
Senior debt (5)	$3,183,228	$2,528,301	$2,173,494	$1,418,068	$1,432,185
Inter-company subordinated debt	241,000	-	204,500	485,600	-
Subordinated debt (5)	136,819	146,914	179,561	199,075	187,525
Accounts payable and accrued liabilities	377,578	324,120	295,089	369,147	342,689
Other liabilities	69,446	57,171	59,039	98,916	124,439
Total liabilities	4,008,071	3,056,506	2,911,683	2,570,806	2,086,838
Shareholder's equity (deficiency)	(146,146)	670,710	902,041	1,090,916	1,470,206
	$3,861,925	$3,727,216	$3,813,724	$3,661,722	$3,557,044

(1)
As a result of the adoption of new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, certain changes to the classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin”.
(3)	Cash flow from operations before change in working capital amounts.
(4)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E”.
(5)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

48	Rogers Cable 2004 MD&A

Summary of Quarterly Results

Quarterly results and statistics for the previous eight quarters are outlined on page 51 and 52.

The operating results from Cable and Internet services are subject to modest seasonal fluctuations in subscriber additions and disconnections which are largely attributable to movements of university and college students, individuals temporarily suspending service due to extended vacations, and the timing of promotional activity. Video stores may also experience modest fluctuations from quarter-to-quarter due to the timing of popular titles available throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.

In addition to the seasonal trends, the most notable trend was that of increasing revenues and operating profit. Cable services revenue and operating profit increased primarily due to price increases in August 2003 and July 2004, and increased penetration of our digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. Video stores revenue and operating profit has increased due to increased number of stores and a greater variety of products and service offerings resulting in higher average revenue per customer visit.

Other fluctuations in net income from quarter-to-quarter can also be attributed to gain (losses) due to the sale or write-down of investments, non-operating foreign exchange gain (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense.

49	Rogers Cable 2004 MD&A

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc.
Historical Quarterly Summary

	2004
(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	FY04
Income Statement
Operating Revenue
Cable services	$310,089	$306,831	$316,298	$319,835	$1,253,053
Internet services	89,801	91,832	96,539	100,740	378,912
Video stores operations	73,887	76,940	77,449	88,678	316,954
Intercompany eliminations	(703)	(757)	(915)	(889)	(3,264)
	473,074	474,846	489,371	508,364	1,945,655
Operating expenses
Cost of video stores sales	32,977	36,901	36,048	40,010	145,936
Sales and marketing expenses	59,289	58,332	68,300	62,833	248,754
Operating, general and administrative expenses	210,325	207,076	212,795	215,374	845,570
Management fees	9,462	9,497	9,787	10,167	38,913
Intercompany eliminations	(703)	(757)	(915)	(889)	(3,264)
Total operating expenses	311,350	311,049	326,015	327,495	1,275,909
Operating profit before management fees (1)	171,186	173,294	173,143	191,036	708,659
Management fees	(9,462)	(9,497)	(9,787)	(10,167)	(38,913)
	161,724	163,797	163,356	180,869	669,746
Depreciation and amortization	118,702	117,465	112,199	137,672	486,038
Operating income	43,022	46,332	51,157	43,197	183,708
Interest expense	(60,264)	(60,683)	(60,916)	(66,054)	(247,917)
Dividend income from affiliated company	-	-	-	-	-
Foreign exchange gain (loss)	(19,624)	(39,606)	9,512	8,629	(41,089)
Change in fair value of derivative instruments	18,349	21,483	(2,713)	(2,549)	34,570
Loss on repayment of long-term debt	(18,013)	-	-	-	(18,013)
Other income (expense), net	(1,024)	150	73	(71)	(872)
Income tax (expense) reduction	(1,044)	(1,772)	(1,472)	3,092	(1,196)
Loss for the period	$(38,598)	$(34,096)	$(4,359)	$(13,756)	$(90,809)
Basic and diluted loss per share	$(0.18)	$(0.16)	$(0.02)	$(0.06)	$(0.42)
Operating profit margin % (1)	34.2	34.5	33.4	35.6	34.4
Other Statistics
Additions to PP&E (2)	$91,575	$126,510	$126,524	$243,297	$587,906
Property, plant and equipment	2,572,827	2,586,579	2,602,660	2,709,894
Total assets	3,819,904	3,792,777	3,725,197	3,861,925
Total long-term debt, including current portion (3)	2,873,036	2,886,975	2,817,208	3,320,047
Shareholder's equity (deficiency)	615,537	565,762	544,307	(146,146)

(1)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin”.
(2)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E”.
(3)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

50	Rogers Cable 2004 MD&A

SUPPLEMENTAL INFORMATION:
Rogers Cable Inc.
Historical Quarterly Summary

	2003
(thousands of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	FY03
Income Statement
Operating Revenue
Cable services	$288,879	$290,910	$298,657	$307,950	$1,186,396
Internet services	75,343	79,233	81,665	86,050	322,291
Video stores operations	69,570	65,122	66,144	81,800	282,636
Intercompany eliminations	(794)	(879)	(820)	(708)	(3,201)
	432,998	434,386	445,646	475,092	1,788,122
Operating expenses
Cost of video stores sales	33,176	29,494	29,040	38,228	129,938
Sales and marketing expenses	48,814	48,686	49,293	58,275	205,068
Operating, general and administrative expenses	194,514	195,207	200,548	202,574	792,843
Management fees	8,560	8,589	8,823	9,413	35,385
Intercompany eliminations	(794)	(879)	(820)	(708)	(3,201)
Total operating expenses	284,270	281,097	286,884	307,782	1,160,033
Operating profit before management fees (1)	157,288	161,878	167,585	176,723	663,474
Management fees	(8,560)	(8,589)	(8,823)	(9,413)	(35,385)
	148,728	153,289	158,762	167,310	628,089
Depreciation and amortization	119,346	121,164	122,938	118,602	482,050
Operating income	29,382	32,125	35,824	48,708	146,039
Interest expense	(58,536)	(60,246)	(61,830)	(60,058)	(240,670)
Dividend income from affiliated company	1,436	1,548	1,504	-	4,488
Foreign exchange gain (loss)	16,991	16,345	1,507	14,459	49,302
Change in fair value of derivative instruments	-	-	-	-	-
Loss on repayment of long-term debt	-	(5,945)	-	-	(5,945)
Other income (expense), net	618	(251)	(270)	(613)	(516)
Income tax (expense) reduction	(2,379)	(1,706)	(1,735)	(1,721)	(7,541)
Net income (loss) for the period	$(12,488)	$(18,130)	$(25,000)	$775	$(54,843)
Basic and diluted income (loss) per share	$(0.06)	$(0.09)	$(0.12)	$0.00	$(0.27)
Operating profit margin % (1)	34.3	35.3	35.6	35.2	35.1
Other Statistics
Additions to PP&E (2)	$98,270	$114,774	$122,081	$174,437	$509,562
Property, plant and equipment	2,539,134	2,535,420	2,537,760	2,595,761
Total assets	3,785,165	3,818,445	3,770,748	3,727,216
Total long-term debt, including current portion (3)	2,434,218	2,658,445	2,656,584	2,675,215
Shareholder's equity	888,116	868,439	769,933	670,710

(1)
As a result of the adoption of new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, certain changes to the classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin”.
(3)	As defined - see section “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E”.
(4)	Total long-term debt, including current portion, has been presented to exclude the effect of our cross-currency interest rate exchange agreements.

51	Rogers Cable 2004 MD&A

SUPPLEMENTAL INFORMATION:
ROGERS CABLE INC.
Non-GAAP Calculations (1)

OPERATING PROFIT MARGIN CALCULATION
($ in millions, except operating profit margin)

	2004	2003
CABLE:
Cable:
Operating Profit	680.5	639.8
Divided by Revenue	1,632.0	1,508.7
Cable Operating Profit Margin	41.7%	42.4%
Video:
Operating Profit	28.2	23.7
Divided by Revenue	317.0	282.6
Video Operating Profit Margin	8.9%	8.4%
TOTAL CABLE AND VIDEO:
Operating Profit	669.8	628.1
Divided by Revenue	1,945.7	1,788.1
Cable and Video Operating Profit Margin	34.4%	35.1%

ADDITIONAL SUBSCRIBER INFORMATION AND ARPU CALCULATION
(In thousands, except ARPU)

	2004	2003
Customer relationships (unique)
Basic cable subscribers	2,254.6	2,269.4
Internet subscribers	936.6	777.8
Less: Subscribers to both basic cable and Internet	(835.3)	(707.9)
	2,355.9	2,339.3
Revenue Generating Units (RGU's)
Basic cable subscribers	2,254.6	2,269.4
Internet subscribers	936.6	777.8
Digital subscribers (households)	675.4	535.3
	3,866.6	3,582.5
Core Cable ARPU
Basic cable and digital revenue	1,253.1	1,186.4
Divided by: Average basic cable subscribers (13 - point average)	2,256.0	2,262.9
Divided by: 12 months	12	12
	$46.29	$43.69
Internet ARPU
Internet revenue	378.9	322.3
Divided by: Average Internet subscribers (13 - point average)	847.7	704.2
Divided by: 12 months	12	12
	$37.25	$38.14

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

52	Rogers Cable 2004 MD&A

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROGERS CABLE INC.

Years ended December 31, 2002, 2003 and 2004

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the consolidated balance sheets of Rogers Cable Inc. as at December 31, 2003 and 2004 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/ s / KPMG LLP
Chartered Accountants

Toronto, Canada
March 7, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Cable Inc.

We have audited the accompanying consolidated balance sheets of Rogers Cable Inc. and subsidiaries as of December 31, 2003 and 2004 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

As described in notes 2(l) and 2(o) to the consolidated financial statements, the Company adopted the provisions of CICA Accounting Guideline 13, Hedging Relationships and CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, both of which were effective January 1, 2004.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rogers Cable Inc. and subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

/ s / KPMG LLP
Chartered Accountants

Toronto, Canada
March 7, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ROGERS CABLE INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2003 and 2004

	2003	2004
Assets
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $8,338 at December 31, 2003 and $7,103 at December 31, 2004	$93,358	$99,545
Other current assets (note 3)	67,855	79,024
	161,213	178,569
Property, plant and equipment (note 4)	2,595,761	2,709,894
Goodwill	926,445	926,445
Intangible assets (note 5)	520	-
Investments (note 6)	799	304
Deferred charges (note 7)	41,529	45,877
Other long-term assets	949	836
	$3,727,216	$3,861,925
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances arising from outstanding cheques	$16,975	$18,417
Accounts payable and accrued liabilities	324,120	377,578
Notes payable to Rogers Communications Inc. (note 10)	-	241,000
Current portion of long-term debt (note 8)	682	351,526
Current portion of derivative instruments (note 9)	-	69,967
Due to parent and affiliated companies (note 12(a))	7,891	4,468
Unearned revenue	32,305	46,561
	381,973	1,109,517
Long-term debt (note 8)	2,472,851	2,603,327
Derivative instruments (note 9)	201,682	295,227
Shareholder's equity (deficiency) (note 11)	670,710	(146,146)
	$3,727,216	$3,861,925

Commitments (note 18)
Contingencies (note 19)
Guarantees (note 20)
Canadian and United States accounting policy differences (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director

/s/ H. Garfield Emerson, Q.C.	Director

ROGERS CABLE INC.
Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Operating revenue (note 21(b))	$1,614,554	$1,788,122	$1,945,655
Cost of video store sales	121,335	129,938	145,936
Sales and marketing expenses	192,085	205,068	248,754
Operating, general and administrative expenses	737,654	789,642	842,306
Management fees (note 12(b)(i))	31,745	35,385	38,913
Workforce reduction (note 13)	5,850	-	-
Depreciation and amortization	484,224	482,050	486,038
Operating income	41,661	146,039	183,708
Interest:
Long-term debt	208,645	237,803	247,365
Notes payable to Rogers Communications Inc. (note 10)	4,687	2,867	552
	213,332	240,670	247,917
	(171,671)	(94,631)	(64,209)
Dividend income from affiliated company (note 6(a))	5,447	4,488	-
Write-down of investments	(11,136)	-	(495)
Change in the fair value of derivative instruments	-	-	34,570
Loss on repayment of long-term debt (note 8(l))	(20,880)	(5,945)	(18,013)
Foreign exchange gain (loss) (note 2(g))	(3,090)	49,302	(41,089)
Other expense	(3,887)	(516)	(377)
Loss before income taxes	(205,217)	(47,302)	(89,613)
Income tax expense (reduction) (note 14):
Current	6,515	7,541	1,196
Future	(152,902)	-	-
	(146,387)	7,541	1,196
Loss for the year	$(58,830)	$(54,843)	$(90,809)
Basic and diluted loss per share (note 16)	$(0.29)	$(0.27)	$(0.42)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Deficit, beginning of year:
As previously reported	$(1,640,234)	$(1,894,412)	$(1,953,743)
Adjustment related to change in accounting for foreign currency translation (note 2(g))	(7,701)	-	-
Change in accounting policy related to stock-based compensation (note 2(o))	-	-	(2,939)
As restated	(1,647,935)	(1,894,412)	(1,956,682)
Loss for the year	(58,830)	(54,843)	(90,809)
Dividends on preferred shares	(5,447)	(4,488)	-
Dividends on common shares	(57,600)	-	-
Distribution to 610829 British Columbia Ltd. (note 6(b))	(124,600)	-	-
Deficit, end of year	$(1,894,412)	$(1,953,743)	$(2,047,491)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004
Cash provided by (used in):
Operating activities:
Loss for the year	$(58,830)	$(54,843)	$(90,809)
Adjustments to reconcile loss for the year to net cash flows from operating activities:
Depreciation and amortization	540,749	542,466	548,512
Future income taxes	(152,902)	-	-
Unrealized foreign exchange loss (gain)	(1,162)	(46,219)	41,961
Loss on sale of property, plant and equipment	1,560	183	875
Loss on repayment of long-term debt (note 8(l))	20,880	5,945	18,013
Write-down of investments	11,136	-	495
Stock-based compensation expense	-	-	6,218
Change in fair value of derivative instruments	-	-	(34,570)
	361,431	447,532	490,695
Change in non-cash working capital (note 15(a))	(8,117)	19,387	31,926
	353,314	466,919	522,621
Financing activities:
Issue of long-term debt	2,282,130	815,367	2,031,100
Repayment of long-term debt	(1,674,078)	(450,352)	(1,395,047)
Premium on early repayment of long-term debt (note 8(l))	(21,773)	(5,073)	(14,475)
Proceeds on termination of cross-currency interest rate exchange agreements (note 8(l)(i))	141,380	-	-
Issue of capital stock (note 11(a)(ii))	57,602	-	-
Issue of notes payable to Rogers Communications Inc. (note 10)	216,500	24,000	241,000
Repayment of notes payable to Rogers Communications Inc. (note 10)	(497,600)	(228,500)	-
Dividends paid	(63,047)	(4,488)	-
Capital distribution to Rogers Communications Inc. (note 11(b)(i) and note 11(c))	-	(72,000)	(732,000)
Additions to financing costs	(27,399)	(6,221)	(13,688)
	413,715	72,733	116,890
Investing activities:
Additions to property, plant and equipment	(650,871)	(509,562)	(587,906)
Change in non-cash working capital related to property, plant and equipment	(47,045)	5,673	9,750
Proceeds on sale of property, plant and equipment	4,296	2,110	1,949
Additions to pre-operating costs	(1,982)	-	(2,825)
Additions to video rental inventory	(59,304)	(58,544)	(61,921)
	(754,906)	(560,323)	(640,953)
Increase (decrease) in cash and cash equivalents	12,123	(20,671)	(1,442)
Cash and cash equivalents (deficiency), beginning of year	(8,427)	3,696	(16,975)
Cash and cash equivalents (deficiency), end of year	$3,696	$(16,975)	$(18,417)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 15(b) and (c).

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

1.	Nature of the business:

Rogers Cable Inc. (“RCAB”) is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides Internet access service through its cable network. RCAB and its subsidiary companies are collectively referred to herein as the “Company”. Leave the Internet in cap.

On December 31, 2003, the Company executed a corporate reorganization that involved the transfer of substantially all of the assets of the Company to a wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, the Company's subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, the Company, through RCCI, continues to conduct all of the operations and provide all of the services described above.

2.	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP, as described in note 22. The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain comparative figures have been reclassified to conform with the current year's presentation.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new cable areas or during the rebuilding or upgrading of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

	(c)	Depreciation:

PP&E and video rental inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Converters, modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Diminishing balance	Mainly 20% and 30%
Computer equipment	Straight line	25%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Diminishing balance	20% - 30%
Video rental inventory	Diminishing balance	6 months

Depreciation expense for video rental inventory is charged to operating expenses. Depreciation for PP&E is charged to depreciation and amortization expense.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(d)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction, and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates that asset retirement cost to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to operating expense.

	(e)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003 and 2004, no impairment in the carrying value of these assets existed.

	(f)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

Goodwill is not amortized but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company tested goodwill for impairment at December 31, 2003 and 2004, and determined no impairment in the carrying value existed.

	(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(l). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In each of the years ended December 31, 2002, 2003 and 2004, foreign exchange gains (losses) related to the translation of long-term debt totalled $1.2 million, $46.2 million and ($42.0 million), respectively.

Until December 31, 2001, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item. Upon adoption of The Canadian Institute of Chartered Accountants' (“CICA”) amended Handbook Section 1650, “Foreign Currency Translation” on January 1, 2002, the Company's opening deficit was increased by $7.7 million, representing the cumulative effect of the adoption.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(h)	Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

	(i)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVDs and video games, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense on the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

	(j)	Pension benefits:

Substantially all of the Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the year ended December 31, 2002, 2003 and 2004, contributions of nil, $4.5 million and $10.8 million were required, resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2003 and 2004, the accrued benefit obligation relating to these supplemental plans amounted to approximately $0.1 million and $0.6 million, respectively, and the related expense for the years ended December 31, 2002, 2003 and 2004 was nil, $0.1 million and $0.5 million, respectively.

	(k)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

	(l)	Derivative instruments:

The Company uses derivative instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

For the years ended December 31, 2002 and 2003, such instruments were designated as hedges of specific debt instruments. The Company accounted for these financial instruments as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest were recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument was adjusted to fair value. If the related debt instrument that was hedged was repaid, then the gain or loss was recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss was deferred and amortized over the remaining life of the original debt instrument. These instruments were periodically reviewed by the Company to ensure that the instruments were highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that did not meet the above criteria, variations in their fair value were marked-to-market on a current basis in the Company's consolidated statements of income.

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedge items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rates or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

See note 9 for a discussion of the impact of the adoption of this standard in 2004.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(m)	Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i) Monthly fees in connection with cable and internet services are recorded as revenue on a pro rata basis over the month.

(ii)
Effective January 1, 2004, installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber. Previously, installation revenue was recorded as revenue to the extent of direct selling costs incurred.

(iii) Revenue from pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits, installation fee revenue and amounts received from subscribers related to services and subscriptions to be provided in future periods.

	(n)	Subscriber acquisition costs:

The Company expenses all costs related to the acquisition or retention of subscribers except as described in note 2(r)(ii).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(o)	Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2003 and 2002 fiscal years, with a corresponding increase in contributed surplus. Stock-based compensation expense for the year ended December 31, 2004 was $6.2 million.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.

Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors, including restricted stock units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company's payment obligation prior to the settlement date are recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.

The Company also has an employee share accumulation plan. Under the terms of the plan, participating employees with the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional shares of RCI Class B Non-Voting shares on behalf of the employee. The Company records its contribution as compensation expense. The share accumulation plan is more fully described in note 11(f).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

The Company has a directors' deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units of RCI Class B Non-Voting shares. Upon departure as a director, these deferred share units will be redeemed by the Company at the then current RCI Class B Non-Voting Shares' market price. Compensation expense is recognized in the amount of the directors' remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the RCI Class B Non-Voting shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2003 and 2004, a total of 1,601 and 1,467, respectively, deferred share units were outstanding.

	(p)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as described in note 16.

	(q)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets, asset retirement obligations, and the recoverability of long-lived assets, goodwill and intangible assets which require estimates of future cash flows. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(r)	Adoption of new accounting pronouncements:

		(i)	GAAP hierarchy:

In 2003, The Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard was effective January 1, 2004, and established standards for financial reporting in accordance with Canadian GAAP. This standard also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard and, as a result, has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Company's consolidated statements of cash flows, it has reclassified the change in non-cash working capital related to PP&E to investing activities. This change had the impact of increasing (decreasing) cash used in investing activities for each of the years ended December 31, 2002, 2003 and 2004 by $47.0 million ($5.7 million) and ($9.7 million) respectively, with a corresponding change to cash provided by operating activities.

		(ii)	Revenue recognition and classification:

Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract (“EIC”) 142, “Revenue Arrangements with Multiple Deliverables” and EIC 141 “Revenue Recognition” regarding the determination of separate units of accounting in multiple element revenue arrangements, the timing of revenue recognition and the classification of certain items as revenue or expense.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

The Company has determined that the sale of cable and Internet services constitutes a revenue arrangement with multiple deliverables. Upon adoption of EIC 142, the Company divides these arrangements into separate units of accounting, including the cable or Internet service and the customer-premises equipment comprised of either a set-top box or a modem, as applicable. Consideration received for the customer-premises equipment is recognized upon delivery and acceptance by the customer. Consideration received for the cable or Internet service is recognized when earned. Since installation fees charged to customers do not meet the criteria as a separate unit of accounting, these fees are deferred and amortized over the related service period determined to be approximately four years based on churn, transfers of service and moves. Installation fees and the related cable or Internet service revenue are considered one unit of accounting. Incremental direct installation costs related to re-connect customers are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs continue to be capitalized to PP&E and amortized over the useful life of the related assets. Previously, installation revenue in connection with cable and Internet services was recorded as revenue to the extent that direct selling costs were incurred.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made for all periods presented:

•
Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense. The impact of this reclassification for the years ended December 31, 2002, 2003 and 2004 was $3.0 million, $1.2 million and $8.9 million, respectively. The comparative figures have been reclassified to conform with this presentation.

•
Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses. The impact of the reclassification for the years ended December 31, 2002, 2003 and 2004 was $15.2 million, $17.7 million and $17.2 million, respectively. The comparative figures have been reclassified to conform with this presentation.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

As a result of the adoption of these new accounting standards, the following changes to the classification and recognition of revenue and expenses have been made:

	2002		2003		2004
	Prior to	After	Prior to	After	Prior to	After
	adoption	adoption	adoption	adoption	adoption	adoption
Revenue	$1,596.4	$1,614.6	$1,769.2	$1,788.1	$1,927.3	$1,945.7
Sales and marketing expense	$193.6	$192.1	$206.8	$205.1	$252.8	$248.8
Operating, general and administrative expenses	717.9	737.7	769.0	789.6	817.0	842.1
Loss for the year	$(58.8)	$(58.8)	$(54.8)	$(54.8)	$(88.1)	$(90.8)
Basic and diluted loss per share	$(0.29)	$(0.29)	$(0.27)	$(0.27)	$(0.42)	$(0.42)

(s)	Recent Canadian accounting pronouncements:

	(i)	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities which have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 will be applied in the Company's year beginning January 1, 2005. The Company does not expect this standard to have a material impact on its consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

2.	Significant accounting policies (continued):

	(ii)	Arrangements containing a lease:

EIC 150, “Determining whether an Arrangement Contains a Lease” (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 is effective for arrangements entered into or modified after January 1, 2005. The Company is currently assessing its impact.

	(iii)	Financial instruments:

In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholder's equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is currently assessing the impact of the new standards.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

3.	Other current assets:

	2003	2004
Amounts receivable from employees under RCI share purchase plans, including $44 and nil at December 31, 2003 and 2004, respectively, from officers, secured by the underlying shares of RCI	$197	$101
Inventories	26,266	40,083
Video rental inventory	31,685	31,132
Prepaid expenses and other assets	9,707	7,708
	$67,855	$79,024

Depreciation expense for video rental inventory for the years ended December 31, 2002, 2003 and 2004 amounted to $56.5 million, $60.4 million and $62.5 million, respectively.

4.	Property, plant and equipment:

Details of PP&E are as follows:

	2003		2004
		Net book		Net book
	Cost	value	Cost	value
Land and buildings	$61,268	$46,160	$59,825	$43,766
Towers and headends	561,421	266,662	634,653	312,629
Distribution cable and subscriber drops	3,438,248	1,855,201	3,707,610	1,891,047
Converters, modems and set-top terminals	613,741	212,026	625,130	235,829
Programming and other equipment	83,882	23,980	90,165	24,792
Computer equipment	424,031	123,304	437,022	123,377
Leasehold improvements	104,145	27,398	115,393	33,350
Other equipment	188,241	41,030	205,068	45,104
	$5,474,977	$2,595,761	$5,874,866	$2,709,894

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to $461.8 million, $468.4 million and $470.9 million, respectively.

PP&E not yet in service and, therefore, not depreciated at December 31, 2003 and 2004 amounted to $108.8 million and $146.1 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

5.	Intangible assets:

	2003	2004
Subscribers	$5,200	$5,200
Less accumulated amortization	4,680	5,200
	$520	$-

Subscribers are being amortized on a straight-line basis over 10 years. Amortization of subscribers for each of the years ended December 31, 2002, 2003 and 2004 amounted to $0.5 million.

6.	Investments:

			2003		2004
			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value
Publicly traded companies:
Liberate Technologies Inc.	220,222	Common shares	$882	$495	$573	$1
Terayon Communication Systems, Inc.	580,000	Common shares	3,373	1	1,892	1
			$4,255	496	$2,465	2
Other investments, at cost, net of write-downs				303		302
				$799		$304

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

6.	Investments (continued):

Affiliated companies:

(a)
The first preferred shares of Rogers Cable Investments Limited (“RCIL”) entitled the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly-owned subsidiary of RCI. Dividends earned from RCIL for the years ended December 31, 2002, 2003 and 2004 amounted to $5.4 million, $4.5 million and nil, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that had the effect of transferring tax losses of the Company to a subsidiary of the Company.

During 2003, the redemption of 100,000 first preferred shares of RCIL held by the Company, valued at $100.0 million, were offset by the redemption of 100,000 of the Company's first preferred shares held by RCIL (note 11(b)(ii)) resulting in the elimination in the Company's investment in the first preferred shares of RCIL.

(b)
In July 2002, 610829 British Columbia Ltd. (“610 Ltd.”), a wholly owned subsidiary company of RCI, transferred 19,328,795 Deposit Receipts (“DRs”) of AT&T Canada Inc., a public company, to the Company in exchange for 1,000,000 eighth preferred shares. The transaction was valued at $934.7 million, representing the fair market value of these DRs based upon the quoted market value of the DRs at the time of transfer. The Company subsequently sold the DRs to 610 Ltd. and received 1,000,000 first preferred shares of 610 Ltd. The eighth preferred shares of the Company were redeemed for a demand promissory note payable to 610 Ltd. Following these transfers, the first preferred shares of 610 Ltd. were redeemed and the Company received a demand promissory note receivable from 610 Ltd. The note receivable from 610 Ltd. was then satisfied by the set-off against the demand promissory note payable to 610 Ltd. (note 11(a)(i)).

This transaction utilized available tax losses of the Company of approximately $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses has been recorded as a distribution to 610 Ltd. (note 14).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

7.	Deferred charges:

	2003	2004
Financing costs	$33,610	$38,066
Pre-operating costs	7,919	2,826
Deferred installation costs (note 2(m))	-	4,985
	$41,529	$45,877

Amortization of deferred charges for the years ended December 31, 2002, 2003 and 2004 amounted to $21.9 million, $13.2 million and $13.6 million, respectively. Accumulated amortization as at December 31, 2003 and 2004 amounted to $43.6 million and $53.7 million, respectively.

For the years ended December 31, 2002, 2003 and 2004, financing costs of $27.4 million, $6.2 million and $13.7 million, respectively, were incurred in connection with the issuance of certain long-term debt (note 8).

In connection with the repayment of certain long-term debt in 2003, the Company wrote off deferred financing costs of $0.8 million (note 8(l)(ii)).

In connection with the repayment of certain long-term debt in 2004, the Company wrote off deferred financing costs of $3.5 million (note 8(l)(iii)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt:

		Interest rate	2003	2004
(a)	Bank credit facility	Floating	$36,000	$-
(b)	Senior Secured Second Priority Notes, due 2005	10.00%	376,777	350,889
(c)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(d)	Senior Secured Second Priority Notes, due 2011	7.25%	-	175,000
(e)	Senior Secured Second Priority Notes, due 2012	7.875%	452,340	421,260
(f)	Senior Secured Second Priority Notes, due 2013	6.25%	452,340	421,260
(g)	Senior Secured Second Priority Notes, due 2014	5.50%	-	421,260
(h)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	-
(i)	Senior Secured Second Priority Notes, due 2015	6.75%	-	337,008
(j)	Senior Secured Second Priority Debentures, due 2032	8.75%	258,480	240,720
(k)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	146,914	136,819
Obligations under capital lease		Various	682	637
			2,473,533	2,954,853
Current portion of long-term debt			(682)	(351,526)
			$2,472,851	$2,603,327

Further details of long-term debt are as follows:

(a)	Bank credit facility:

The Company has a bank credit facility of up to $1,075.0 million (the “Bank Credit Facility”). At December 31, 2004, no amount (2003 - $36.0 million) was outstanding under the Bank Credit Facility. The Bank Credit Facility provides for two separate facilities: (i) a $600.0 million senior secured revolving credit facility (the “Tranche A Credit Facility”) which will mature on January 2, 2009 and (ii) a $475.0 million senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. In September 2003, the Company amended its Bank Credit Facility to eliminate the possibility of earlier than scheduled maturity of the Tranche B Credit Facility and established a carve-out, as described in the reduction schedule shown below.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt (continued):

The Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of the Company and RCCI, the Company's wholly owned subsidiary, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company's senior secured notes and debentures.

The Tranche B Credit Facility is available, subject to the restrictions discussed below*, on a reducing/revolving basis, with the amount of credit available scheduled to reduce as follows:

Reduction
Date of reduction	at each date
On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

*Of the $475.0 million availability under the Tranche B Credit Facility, $400.0 million is reserved to repay the aggregate amount of the Company's Senior Secured Second Priority Notes, due 2005 (the “Notes”) (note 8(b)). When all or any portion of the aggregate amount of the Notes is repaid from time to time from any source, including the Tranche B Credit Facility, then the $400.0 million reserved amount is reduced by an amount equal to the repayment and such amount of the Tranche B Credit Facility becomes fully available to the Company.

The Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers' acceptance rate or LIBOR.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt (continued):

	(b)	Senior Secured Second Priority Notes, due 2005:

The Company's U.S. $291.5 million 10.00% Senior Secured Second Priority Notes mature on March 15, 2005.

	(c)	Senior Secured Second Priority Notes, due 2007:

The Company's $450.0 million 7.60% Senior Secured Second Priority Notes mature on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

	(d)	Senior Secured Second Priority Notes, due 2011:

On November 30, 2004, the Company issued $175.0 million 7.25% Senior Secured Second Priority Notes, due on December 15, 2011. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

	(e)	Senior Secured Second Priority Notes, due 2012:

The Company's U.S. $350.0 million 7.875% Senior Secured Second Priority Notes mature on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

	(f)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, the Company issued U.S. $350.0 million 6.25% Senior Secured Second Priority Notes, due on June 15, 2013. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt (continued):

	(g)	Senior Secured Second Priority Notes, due 2014:

On March 11, 2004, the Company issued U.S. $350.0 million 5.50% Senior Secured Second Priority Notes, due on March 15, 2014. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

	(h)	Senior Secured Second Priority Debentures, due 2014:

On February 23, 2004, the Company redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures, due January 15, 2014 at a redemption price of 104.825% of the aggregate principal amount (note 8(l)(iii)).

	(i)	Senior Secured Second Priority Notes, due 2015:

On November 30, 2004, the Company issued U.S. $280.0 million 6.75% Senior Secured Second Priority Notes, due on March 15, 2015. The notes are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

	(j)	Senior Secured Second Priority Debentures, due 2032:

The Company's U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures mature on May 1, 2032. The debentures are redeemable at the option of the Company, in whole or in part, at any time subject to a certain prepayment premium.

Each of the Company's senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Credit Facility described in note 8(a) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt (continued):

	(k)	Senior Subordinated Guaranteed Debentures, due 2015:

The Company's U.S. $113.7 million Senior Subordinated Guaranteed Debentures mature on December 1, 2015. The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of the Company's notes and debentures.

(l)	Debt repayment:

(i)
During 2002, an aggregate of U.S. $411.0 million notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in total net cash proceeds of $141.4 million. The Company used these proceeds to assist in the repurchase or redemption of an aggregate of U.S. $280.2 million principal amount of notes and debentures. As a result, the Company recorded a gain on the unwinding and maturity of cross-currency interest rate exchange agreements of $3.2 million, paid a prepayment premium of $21.8 million and wrote off deferred financing costs of $2.3 million, resulting in a net loss on the repayment of long-term debt of $20.9 million.

(ii)
During 2003, the Company redeemed an aggregate of U.S. $74.8 million principal amount of Senior Secured Second Priority Debentures which were due on December 1, 2007. As a result, the Company paid a prepayment premium of $5.1 million and wrote off deferred financing costs of $0.8 million, resulting in a loss on the repayment of long-term debt of $5.9 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

8.	Long-term debt (continued):

(iii)
During 2004, the Company redeemed an aggregate of $300.0 million principal amount of Senior Secured Priority Debentures which were due in 2014. As a result, the Company paid a prepayment premium of $14.5 million and wrote-off deferred financing costs of $3.5 million, resulting in a loss on the repayment of long-term debt of $18.0 million.

	(m)	Weighted average interest rate:

The Company's effective weighted average interest rate on all long-term debt as at December 31, 2004, including the effect of all of the derivative instruments was 8.33% (2003 - 8.93%).

	(n)	Principal repayments:

At December 31, 2004, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2005	$351,526
2006	-
2007	450,000
2008	-
2009	-
Thereafter	2,153,327
$2,954,853

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2003 and 2004, the Company was in compliance with all terms of the long-term debt agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Derivative instruments:

Details of the derivative instruments are as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$1,813,437	$1.3880	$2,517,043	$334,391	$487,147
Cross-currency interest rate exchange agreements not accounted for as hedges	50,000	1.4165	70,825	11,111	11,111
Interest exchange agreements not accounted for as hedges	-	-	30,000	2,347	2,347
	1,863,437		2,617,868	347,849	500,605
Transitional gain	-		-	17,345	-
	1,863,437		2,617,868	365,194	500,605
Less current portion	333,437	1.4120	470,825	69,967	72,641
	$1,530,000		$2,147,043	$295,227	$427,964

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2003	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$1,058,437	$1.4798	$1,566,243	$198,319	$261,954
Interest exchange agreements not accounted for as hedges	-	-	30,000	3,363	3,363
	$1,058,437		$1,596,243	$201,682	$265,317

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

9.	Derivative instruments (continued):

The Company adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to their fair value of $265.3 million on January 1, 2004. The corresponding transitional loss of $67.0 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments, and consequently, on a prospective basis, began to treat approximately U.S. $1,533.4 million notional principal amount of the aggregate U.S. $1,583.4 million notional principal amount of exchange agreements (or 96.8%), as hedges for accounting purposes on U.S. $1,533.4 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $20.2 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt or the term of the exchange agreements. Amortization of the net transitional loss for the year ended December 31, 2004 was $1.0 million.

On November 30, 2004, the Company entered into an additional aggregate U.S. $280.0 million notional principal amount of cross-currency interest rate exchange agreements that meet the requirements for hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

Certain other cross-currency interest rate exchange agreements are not accounted for as hedges, as they do not meet the requirements for hedge accounting under AcG-13. Approximately U.S. $50.0 million notional amount of exchange agreements identified at July 1, 2004, will continue to be accounted for on a mark-to-market basis.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

10.	Notes payable to RCI:

	2003	2004
Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at December 31, 2004 at 3% per annum	$-	$241,000

During 2002, the Company issued $216.5 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum. During 2002, the Company repaid $12.0 million of these notes. The Company also repaid during 2002, $485.6 million of the intercompany subordinated demand promissory notes payable at an interest rate of 6.25% per annum that were outstanding at December 31, 2001.

During 2003, the Company issued $24.0 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum and repaid $228.5 million of these notes during the year.

During 2004, the Company issued $241.0 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 3.00% per annum.

The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Shareholder's equity (deficiency):

	2003	2004
Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,222,808	1,490,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	2,614,466	1,882,466
Contributed surplus	9,987	18,879
Deficit	(1,953,743)	(2,047,491)
	$670,710	$(146,146)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Shareholder's equity (deficiency) (continued):

	(a)	During 2002, the Company completed the following capital stock transactions:

(i)
610 Ltd. transferred 19,328,795 AT&T Canada Inc. DRs to the Company in exchange for 1,000,000 eighth preferred shares. The shares were issued at a value of $934.7 million, representing the fair market value of these DRs. The Company subsequently sold the DRs to 610 Ltd. and in exchange received first preferred shares of 610 Ltd. The eighth preferred shares were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed for a demand promissory note receivable from 610 Ltd. The demand promissory note payable to 610 Ltd. was subsequently set off against the demand promissory note receivable from 610 Ltd. (note 6(b)(ii)).

(ii) RCI subscribed to one Class B common share for $57.6 million representing the estimated fair market value of the tax losses of approximately $413.8 million used in the transaction with 610 Ltd.

	(b)	During 2003, the Company completed the following capital stock transactions:

(i)
The Company distributed $72.0 million to RCI as a return of capital. This distribution was permitted under all agreements governing the Company's outstanding indebtedness. As a result of this distribution, the stated value of the Class B common shares was reduced by $72.0 million.

(ii)
The Company redeemed 100,000 of its first preferred shares held by RCIL valued at $100.0 million, satisfied by an offsetting redemption of 100,000 first preferred shares in RCIL, held by the Company (note 6(b)(i)).

	(c)	During 2004, the Company completed the following capital stock transactions:

The Company distributed $732.0 million in aggregate to RCI as a return of capital of the Company's Class B common shares, of which $72.0 million consisted of distributions of $6.0 million per month made at the end of each month throughout the year and $660.0 million was distributed on November 9, 2004. As a result of these distributions, the stated value of the Company's Class B common shares was reduced by $732.0 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Shareholder's equity (deficiency) (continued):

	(d)	Stock option plan:

RCI has a stock option plan that provides senior employee participants an incentive to acquire an equity ownership interest in RCI over a period of time and, as a result, reinforces executives' attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase RCI Class B Non-Voting shares on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by RCI's Management Compensation Committee. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares, as quoted on The Toronto Stock Exchange on the grant date.

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.9 million for stock options of RCI granted to employees on or after January 1, 2002 (note 2(o)).

During the year ended December 31, 2004, the Company recorded compensation expense of approximately $5.9 million related to stock options granted to employees. As a result of the opening adjustment and expense for the period, $8.8 million has been recorded to contributed surplus.

Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the years ended December 31, 2002 and 2003 would have been $0.3 million and $2.6 million and the pro forma loss would have been $59.1 million and $57.5 million or $0.29 and $0.28 per share, basic and diluted, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Shareholder's equity (deficiency) (continued):

The weighted average estimated fair value at the date of the grant for the RCI options granted in the years ended December 31, 2002, 2003 and 2004 was $10.39, $10.55 and $11.90, respectively. The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate	4.86%	4.29%	4.38%
Dividend yield	-	0.16%	0.40%
Volatility factor of the future expected market price of RCI's common shares	48.82%	50.06%	45.24%
Weighted average expected life of the options	5.0 years	6.6 years	6.1 years

(e)	Employee share purchase plan:

The employee share purchase plan, which was discontinued in 2003, was provided to enable employees of the Company an opportunity to obtain an equity interest in RCI by permitting them to acquire RCI Class B Non-Voting shares. A total of 1,180,000 RCI Class B Non-Voting shares were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the RCI Class B Non-Voting share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for the Company's portion of RCI's employee share purchase plan for the years ended December 31, 2002, 2003 and 2004 was $1.1 million, $0.4 million and nil, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

11.	Shareholder's equity (deficiency) (continued):

	(f)	Employee share accumulation plan:

Effective January 1, 2004, RCI established an employee share accumulation program that allows employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employees, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.4 million for the year ended December 31, 2004.

	(g)	Restricted share unit plan:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and participating companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI, at its option, shall redeem all of the participants' restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit. RCI has reserved 2,344,591 Class B Non-Voting shares for issuance under this plan.

At December 31, 2004, 50,916 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the year ended December 31, 2004 related to these restricted units was $0.3 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Related party transactions:

	(a)	The amount due to (from) RCI and its subsidiaries is comprised of the following:

	2003	2004
RCI	$9,757	$4,935
Rogers Wireless Inc. (“RWI”)	(3,028)	(1,777)
Rogers Media Inc. (“Media”)	1,162	1,326
Other affiliated companies	-	(16)
	$7,891	$4,468

The above amounts reflect short-term intercompany charges for capital and operating expenditures and are short-term in nature.

(b)	The Company has entered into certain transactions and agreements in the normal course of business with RCI and its subsidiaries as follows:

(i) Management fees:

The Company has entered into a management agreement under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company's consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Related party transactions (continued):

	(ii)	Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates for certain accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and additions to PP&E related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with RWI to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with RWI for transmission services on fibre optic facilities owned by the Company.

The Company has entered into an agreement with RWI whereby RWI purchases accounts receivable from the Company for customers who receive a consolidated invoice. The Company pays a fee, based on actual costs incurred by RWI, for billing and collection services, which is netted against the accounts receivable, which is netted against the accounts receivable sold.

The Company and RWI have also entered into an agreement to cooperate in the offering of RWI products and services through the Company's video store operations. RWI pays the Company for services provided in respect of subscriber activations and customer service.

In addition, the Company leases certain office space from RWI.

	(iii)	Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2002	2003	2004
RCI:
Management fees	$31,745	$35,385	$38,913
Interest on notes payable	4,687	2,867	552
Interest related to capital leases	300	265	28
Cost of shared operating expenses	85,604	84,866	83,761
Cost of PP&E	10,906	13,473	15,876
	133,242	136,856	139,130
RCIL:
Dividends earned	(5,447)	(4,488)	-
Dividends paid	5,447	4,488	-
	-	-	-
RWI:
Wireless products and services	2,214	2,355	3,245
Wireless products and services for resale	10,116	14,926	21,127
Transmission facilities	(440)	(440)	(2,052)
Rent expense	3,587	3,516	4,218
Consolidated billing services	655	1,499	3,947
Subscriber activation commissions and customer service	(8,817)	(9,511)	(21,237)
Cost of PP&E	-	-	2,146
	7,315	12,345	11,394
Media:
Access fees	(5,534)	(5,771)	(5,871)
Advertising and production costs	3,000	2,910	2,306
Sales commissions	646	872	1,098
Programming fees	17,303	18,488	20,790
	15,415	16,499	18,323
Other:
Programming fees paid to broadcasters	16,949	18,967	19,011
	$172,921	$184,667	$187,858

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

12.	Related party transactions (continued):

(c)
The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. The total amounts paid by the Company to these related parties are as follows:

	2002	2003	2004
Legal services and commissions paid on premiums for insurance coverage	$1,900	$800	$500
Interest charges, financing fees and telecommunication services	-	15,400	18,400
	$1,900	$16,200	$18,900

13.	Workforce reduction:

During 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments of the cable services segment. The Company incurred $5.9 million in costs primarily related to severance and other employee termination benefits. Of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million paid in fiscal 2003.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

14.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2003	2004
Future income tax assets:
Non-capital income tax loss carryforwards	$144,701	$205,210
Net deductions relating to long-term debt and other transactions denominated in foreign currencies	19,177	7,600
Investments	6,692	6,775
Other deductible differences	2,088	2,167
Total future income tax assets	172,658	221,752
Less valuation allowance	87,202	106,183
	85,456	115,569
Future income tax liabilities:
PP&E and video rental inventory	(35,554)	(65,939)
Goodwill and intangible assets	(47,047)	(46,817)
Other taxable differences	(2,855)	(2,813)
Total future income tax liabilities	(85,456)	(115,569)
Net future income taxes	$-	$-

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

14.	Income taxes (continued):

During 2002, the Company completed an intercompany transaction with 610 Ltd., a wholly owned subsidiary company of RCI, resulting in the utilization of approximately $413.8 million of income tax loss carryforwards of the Company. For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124.6 million was no longer required as the Company met the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statements of income.

Income tax expense (reduction) varies from the amounts that would be computed by applying the effective income tax rate to the loss before income taxes for the following reasons:

	2002	2003	2004
Statutory income tax rate	38.6%	36.6%	36.0%
Income tax reduction on loss before income taxes	$(79,255)	$(17,313)	$(32,261)
Decrease (increase) in income tax expense (reduction):
Change in the valuation allowance for future income tax assets	(56,552)	36,192	28,027
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(170)	(14,115)	3,741
Non-deductible items	201	190	3,139
Non-taxable dividend income	(2,103)	(1,643)	-
Non-taxable portion of exchange related transactions on capital account	4,007	(6,132)	(4,125)
Non-taxable portion of capital loss (gain)	2,150	(555)	(41)
Other items	(21,180)	3,376	1,520
Large Corporations Tax	6,515	7,541	1,196
Income tax expense (reduction)	$(146,387)	$7,541	$1,196

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

14.	Income taxes (continued):

As at December 31, 2004, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2005	$69,332
2006	30,659
2007	21,218
2008	152,734
2009	8,145
2010	17,259
2011	270,533
$569,880

15.	Consolidated statements of cash flows supplemental information:

	(a)	Change in non-cash working capital items:

	2002	2003	2004
Decrease (increase) in accounts receivable	$12,842	$(1,742)	$(6,187)
Increase (decrease) in accounts payable and accrued liabilities	(33,959)	34,375	43,875
Increase (decrease) in unearned revenue	7,976	(2,951)	14,256
Decrease (increase) in other assets	16,148	5,597	(16,595)
Decrease in amounts due to parent and affiliated companies	(11,124)	(15,892)	(3,423)
	$(8,117)	$19,387	$31,926

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

15.	Consolidated statements of cash flows supplemental information (continued):

	(b)	Supplemental cash flow information:

	2002	2003	2004
Interest paid	$192,740	$204,267	$248,941
Income taxes paid	6,515	4,719	6,008

(c)	Supplemental disclosure of non-cash investing and financing transactions:

	2002	2003	2004
Distribution to 610 Ltd. on sale of investment in AT&T DRs (note 6(b)(ii))	$(124,600)	$-	$-
Redemption of first preferred shares held by RCIL (note 6(b)(i))	-	(100,000)	-

16.	Loss per share:

The following table sets forth calculation of basic and diluted loss per share:

	2002	2003	2004
Numerator for basic and diluted loss per share:
Loss for the year	$(58,830)	$(54,843)	$(90,809)
Less dividends on preferred shares	(5,447)	(4,488)	-
	$(64,277)	$(59,331)	$(90,809)
Denominator for basic and diluted loss per share:
Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166	218,166
Basic and diluted loss per share	$(0.29)	$(0.27)	$(0.42)

The Company did not have any dilutive securities during any of the years presented.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

17.	Financial instruments:

	(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

		(i)	Accounts receivable, amounts receivable from employees under RCI share purchase plans, bank advances, accounts payable and accrued liabilities and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

		(ii)	Investments:

The fair value of investments which are publicly traded are determined by the quoted market values for each of the investments. Management believes that the fair values of other investments is not significantly different from their carrying amounts.

		(iii)	Long-term debt:

The fair value of each of the Company's long-term debt instruments is based on the year-end trading values.

		(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company's current borrowing rate being approximately the same as the interest rate on the notes.

		(v)	Derivative instruments:

The fair values of the Company's interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

17.	Financial instruments (continued):

The estimated fair values of the Company's long-term debt and related derivative instruments as at December 31, 2003 and 2004 are as follows:

	2003		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Liability:
Long-term debt	$2,473,533	$2,671,389	$2,954,853	$3,053,544
Derivative instruments	201,682	265,317	347,849	500,605
	$2,675,215	$2,936,706	$3,302,702	$3,554,149

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

At December 31, 2003 and 2004, 81.1% and 96.3%, respectively, of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments

The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties. The obligations as at December 31, 2003 and 2004 under U.S. $1,058.4 million and $1,863.4 million, respectively, aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

17.	Financial instruments (continued):

	(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

18.	Commitments:

(a)
The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2004 are as follows:

Year ending December 31:
2005	$75,888
2006	70,153
2007	62,191
2008	56,782
2009	53,042
2010 and thereafter	115,624
$433,680

Rent expense under long-term operating lease agreements for the years ended December 31, 2002, 2003 and 2004 amounted to $69.7 million, $71.3 million and $72.5 million, respectively.

(b)
Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenue and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC approved independent production fund. The Company estimates that its total contribution for 2005 will amount to approximately $29.5 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

19.	Contingencies:

(a)
The Company requires access to support structures and municipal rights of way in order to deploy facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. The Company, together with other Ontario cable companies, has applied to the Ontario Energy Board (“OEB”) to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The OEB accepted jurisdiction over this matter in November 2004. The Company expects a decision from the OEB in 2005. The amount of this contingency is presently not determinable, however, management has recorded its best estimate of this liability as at December 31, 2003 and 2004.

(b) There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

20.	Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(a) Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environment liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

20.	Guarantees (continued):

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2003 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

	(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2003 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

	(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2003 or 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

21.	Segmented information:

	(a)	Operating segments:

The Company provides cable services through its cable television systems and operates a chain of video stores. All of these operations are in Canada. Accounting policies for these operating segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, depreciation and amortization and certain other charges.

The cable services segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees, subscriber equipment rentals and residential and commercial Internet services.

The video stores segment includes the sale and rental of videocassettes, DVDs and video games, and the sales of other products and accessories.

Prior to January 1, 2003, the Company maintained three operating segments: core cable services, Internet services and video stores operations. With the migration from At Home Corporation, a U.S. based broadband access provider, to the Company's own infrastructure in 2002, internet service has become another service that leverages the Company's cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other cable offerings. This, combined with the Company's expanded bundling of cable television and internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and internet operations and a change in the way in which core cable and internet services are evaluated and reported. As a result, commencing January 1, 2003, reporting of the core cable and internet segments has been combined into one segment, being cable services.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

21.	Segmented information (continued):

Information by operating segment for the years ended December 31, 2002, 2003 and 2004 is as follows:

			Corporate
	Cable	Video stores	items and	Consolidated
2002	services	operations	eliminations	totals
Operating revenue	$1,356,524	$262,995	$(4,965)	$1,614,554
Cost of sales	-	121,335	-	121,335
Sales and marketing expenses	82,983	109,102	-	192,085
Operating, general and administrative expenses	731,594	11,025	(4,965)	737,654
Management fees	26,584	5,161	-	31,745
Workforce reduction	5,850	-	-	5,850
Depreciation and amortization	474,954	9,270	-	484,224
Operating income	34,559	7,102	-	41,661
Interest expense				208,645
Intercompany:
Interest expense				4,687
Dividends				(5,447)
Loss on repayment of long-term debt				20,880
Write-down of investments				11,136
Other items, net				6,977
Income tax reduction				(146,387)
Loss for the year				$(58,830)
Additions to PP&E	$642,878	$7,993	$-	$650,871
Total assets	$3,720,264	$93,460	$-	$3,813,724

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

21.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2003	services	operations	eliminations	totals
Operating revenue	$1,508,688	$282,635	$(3,201)	$1,788,122
Cost of sales	-	129,938	-	129,938
Sales and marketing expenses	89,237	115,831	-	205,068
Operating, general and administrative expenses	779,663	13,180	(3,201)	789,642
Management fees	29,796	5,589	-	35,385
Depreciation and amortization	472,851	9,199	-	482,050
Operating income	137,141	8,898	-	146,039
Interest expense				237,803
Intercompany:
Interest expense				2,867
Dividends				(4,488)
Loss on repayment of long-term debt				5,945
Other items, net				(48,786)
Income tax expense				7,541
Loss for the year				$(54,843)
Additions to PP&E	$496,512	$13,050	$-	$509,562
Total assets	$3,629,060	$98,156	$-	$3,727,216

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

21.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2004	services	operations	eliminations	totals
Operating revenue	$1,631,965	$316,954	$(3,264)	$1,945,655
Cost of sales	-	145,936	-	145,936
Sales and marketing expenses	123,426	125,328	-	248,754
Operating, general and administrative expenses	827,996	17,574	(3,264)	842,306
Management fees	32,639	6,274	-	38,913
Depreciation and amortization	473,427	12,611	-	486,038
Operating income	174,477	9,231	-	183,708
Interest expense				247,365
Intercompany:
Interest expense				552
Loss on repayment of long-term debt				18,013
Other items, net				7,391
Income tax expense				1,196
Loss for the year				$(90,809)
Additions to PP&E	$573,641	$14,265	$-	$587,906
Total assets	$3,754,898	$107,027	$-	$3,861,925

(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2002	2003	2004
Core cable services	$1,113,889	$1,186,398	$1,253,053
Internet services	242,635	322,290	378,912
Video stores	262,995	282,635	316,954
Corporate items and eliminations	(4,965)	(3,201)	(3,264)
	$1,614,554	$1,788,122	$1,945,655

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net loss in each year would be adjusted as follows:

	2002	2003	2004
Loss for the year based on Canadian GAAP	$(58,830)	$(54,843)	$(90,809)
Year 2000 costs capitalized (a)	1,926	507	-
Pre-operating costs (b)	9,399	7,919	5,093
Gain on sale of cable systems (c)	(4,028)	(4,028)	(4,028)
Capitalized interest (d)	5,267	3,244	2,160
Income taxes (g)	-	345	(229)
Financial instruments (h)	41,654	(114,727)	(71,777)
Installation revenues (i)	-	-	7,727
Installation costs (i)	-	-	(4,983)
Stock-based compensation (j)	-	-	5,952
Loss for the year based on United States GAAP	$(4,612)	$(161,583)	$(150,894)
Basic and diluted loss per share based on United States GAAP	$(0.05)	$(0.76)	$(0.69)

The cumulative effect of these adjustments on the consolidated shareholder's equity (deficiency) of the Company is as follows:

	2003	2004
Shareholder's equity (deficiency) based on Canadian GAAP	$670,710	$(146,146)
Pre-operating costs (b)	(7,919)	(2,826)
Gain on sale of cable systems (c)	124,965	120,937
Capitalized interest (d)	14,166	16,326
Acquisition of Rogers Cable Atlantic Inc. (“RCAI”) (e)	34,673	34,673
Unrealized holding gain on investments (f)	3,760	2,464
Financial instruments (h)	(69,454)	(141,231)
Installation revenues (i)	-	7,727
Installation costs (i)	-	(4,983)
Shareholder's equity (deficiency) based on United States GAAP	$770,901	$(113,059)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

	(a)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred to modify its computer systems to ensure these systems continue to operate beyond the year 1999. Under United States GAAP, these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

	(b)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

	(c)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company's cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, amortization expense under United States GAAP is increased in subsequent years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(d)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

	(e)	Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP had required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI in 2001 are recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35.4 million.

	(f)	Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have a readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholder's equity and comprehensive income, net of related future income taxes.

As at December 31, 2002, 2003 and 2004, this amount represents the Company's accumulated other comprehensive income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(g)	Income taxes:

Included in the caption “income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

	(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately.

	(i)	Installation revenues and costs:

Effective January 1, 2004, for Canadian GAAP purposes, installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation fees are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

	(j)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company uses the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation. Compensation expense of $6.0 million under Canadian GAAP for the year ended December 31, 2004 would not be recognized under United States GAAP. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant and therefore there is no expense under the intrinsic value method for United States GAAP purposes for the year ended December 31, 2004.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(k)	Statements of cash flows:

(i)
Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)
Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the decrease in bank advances of $8.4 million in 2002, the increase in bank advances of $17.0 million in 2003 and the increase in bank advances of $1.4 million in 2004, reflected in the consolidated statements of cash flows would be reported as a source of cash in 2002, 2003 and 2004, under the heading “Financing activities” in the consolidated statements of cash flows.

	(l)	Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder's equity, except those arising from transactions with shareholders.

	2002	2003	2004
Loss for the year based on United States GAAP	$(4,612)	$(161,583)	$(150,894)
Other comprehensive income (loss):
Unrealized gains (losses)on securities, net of income taxes	185	1,538	(1,561)
Realized losses included in income net of income taxes	-	-	494
Comprehensive loss based on United States GAAP	$(4,427)	$(160,045)	$(151,961)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2003 and 2004

22.	Canadian and United States accounting policy differences (continued):

	(m)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2003 and 2004 were $255.9 million and $257.8 million, respectively. As at December 31, 2003 and 2004, accrued liabilities in respect of PP&E were $39.4 million and $49.2 million, respectively, accrued interest payable totalled $58.3 million and $56.5 million, respectively, accrued liabilities related to payroll totalled $30.3 million and $19.0 million, respectively, and accrued liabilities for the cost of programming totalled $50.4 million and $53.2 million, respectively.

	(n)	Recent United States accounting pronouncements:

SFAS 153, “Exchanges of Non-monetary Assets - an Amendment of APB Opinion 29”, was issued in December 2004. Accounting Principles Board (“APB”) Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

SFAS 123, “Share-Based Payment”, is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement, the grant-date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability-classified awards is remeasured subsequently at each reporting date through the settlement date, while the fair value of equity-classified awards is not subsequently remeasured. The alternative to use the intrinsic value method of APB Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.